Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among

ALCOBRA LTD.

an Israeli company;

ALEPH MERGERSUB, INC., and

ARCTURUS THERAPEUTICS, INC.

Dated as of September 27, 2017

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(continued)

(continued)

(continued)

(continued)

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Schedules:

Alcobra Disclosure Schedule

Arcturus Disclosure Schedule

Schedule A	Arcturus Stockholder Support Agreement Signatories
Schedule B	Arcturus Lock-up Agreement Signatories
Schedule C	Alcobra Lock-up Agreement Signatories
Schedule 2.13(n)	Arcturus Tax Representation Letter
Schedule 3.14(n)	Alcobra and Merger Sub Tax Representation Letter
Schedule 5.7(c)	Terminated Alcobra Associate Payments
Schedule 5.7(d)	Terminated Alcobra Employee Plans
Schedule 5.14	Alcobra Directors and Officers at the Effective Time
Schedule 5.17	Investor Agreements
Schedule 8.4	Terminated Contracts
Schedule 8.7	Liabilities

Exhibits:

Exhibit A	Certain Definitions
Exhibit B	Form of Arcturus Stockholder Support Agreement
Exhibit C	Form of Lock-up Agreement
Exhibit D	Form of Declaration Regarding Non-Residence in Israel

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of September 27, 2017, by and among ALCOBRA LTD., an Israeli company (“Alcobra”), ALEPH MERGERSUB INC., a Delaware corporation (“Merger Sub”), and ARCTURUS THERAPEUTICS, INC., a Delaware corporation (“Arcturus”). Alcobra, Merger Sub and Arcturus may each be referred to herein individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.           Alcobra and Arcturus intend to effect a merger of Merger Sub into Arcturus (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Arcturus will become a wholly owned subsidiary of Alcobra.

B.           The Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

C.           The Alcobra Board of Directors (i) has determined that the Merger is fair to, and in the best interests of, Alcobra and the Alcobra Shareholders, (ii) has deemed advisable and approved this Agreement, the Merger, the Alcobra Shareholder Matters, and other actions contemplated by this Agreement; and (iii) has determined to recommend that the Alcobra Shareholders vote to approve the Alcobra Shareholder Matters.

D.           The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has deemed advisable and approved this Agreement, the Merger, and the applicable Contemplated Transactions, and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions.

E.           The Arcturus Board of Directors (i) has determined that the Merger is advisable and fair to, and in the best interests of, Arcturus and the Arcturus Stockholders, (ii) has deemed advisable and approved the Arcturus Stockholder Matters and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Arcturus Stockholders vote to adopt this Agreement and thereby approve the Arcturus Stockholder Matters.

F.           In order to induce Alcobra to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Arcturus and the Arcturus Stockholders, in each case, listed on Schedule A hereto are executing concurrently with the execution and delivery of this Agreement support agreements in favor of Alcobra in the form substantially attached hereto as Exhibit B (the “Arcturus Stockholder Support Agreements”).

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G.           As a condition to the willingness of, and an inducement to Alcobra to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Arcturus Lock-up Signatories listed on Schedule B hereto is entering into a lock-up agreement, in the form substantially attached hereto as Exhibit D (the “Lock-up Agreements”).

H.           As a condition to the willingness of, and an inducement to Arcturus to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Alcobra Lock-up Signatories listed on Schedule C hereto is entering into a Lock-Up Agreement.

I.           Prior to the execution and delivery of this Agreement, and as a condition of the willingness of Arcturus to enter into this Agreement, Alcobra has entered into a letter of intent dated August 22, 2017, providing for the sale of all of the Potentially Transferrable Assets (the “Alcobra Letter of Intent”).

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

Article 1 DESCRIPTION OF TRANSACTION

1.1           Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into Arcturus, and (b) the separate existence of Merger Sub shall cease and Arcturus will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2           Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Arcturus will become a wholly-owned subsidiary of Alcobra.

1.3           Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, Article 7 and Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, California as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6, Article 7 and Article 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Alcobra and Arcturus may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable requirements of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Alcobra and Arcturus (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

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1.4           Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)          the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms of such certificate of incorporation, the certificate of incorporation of the Surviving Corporation and the DGCL;

(b)          the Articles of Association of Alcobra shall be the Articles of Association of Alcobra immediately prior to the Effective Time, until thereafter amended as provided by the Companies Law and such Articles of Association; provided, however, that immediately prior to the Effective Time, Alcobra shall effect one or more amendments to its Articles of Association, to the extent approved by the holders of Alcobra Ordinary Shares as contemplated by Section 5.3, to (i) change the name of Alcobra to “ARCTURUS THERAPEUTICS, LTD.,” (ii) effect the Reverse Split, (iii) increase the authorized Alcobra Ordinary Shares, to the extent requested by Arcturus prior to the filing with the SEC of the Proxy Statement, and (iv) make such other changes as are mutually agreeable to Alcobra and Arcturus;

(c)          the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms of such bylaws, the certificate of incorporation of the Surviving Corporation and the DGCL; and

(d)          the directors and officers of the Surviving Corporation and the directors and officers of Alcobra shall be the directors and officers set forth in Schedule 5.14 or as otherwise determined by Arcturus with respect to the directors and officers of the Surviving Corporation or as otherwise determined by Arcturus and Alcobra in accordance with Section 5.14 with respect to the directors and officers of Alcobra.

1.5           Conversion of Arcturus Securities.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Alcobra, Merger Sub, Arcturus or any Arcturus Stockholder:

(i)          each share of Arcturus Common Stock or Arcturus Preferred Stock held as treasury stock or held or owned by Arcturus, Alcobra, any Alcobra Subsidiary or Merger Sub, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)         subject to Section 1.5(c), each share of Arcturus Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and Dissenting Shares, and after giving effect to the Preferred Stock Conversion, the exercise of all Arcturus Warrants into shares of Arcturus Common Stock immediately prior to the Effective Time (the “Warrant Exercise”), and the Convertible Notes Conversion) shall be converted solely into the right to receive a number of Alcobra Ordinary Shares equal to the Exchange Ratio (the “Merger Consideration”).

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(b)          If any shares of Arcturus Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Arcturus, then the Alcobra Ordinary Shares issued in exchange for such shares of Arcturus Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry Alcobra Ordinary Shares shall accordingly be marked with appropriate legends. Arcturus shall take all actions that may be necessary to ensure that, from and after the Effective Time, Alcobra is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)          No fractional Alcobra Ordinary Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Arcturus Common Stock who would otherwise be entitled to receive a fraction of a share of Alcobra Ordinary Shares (after aggregating all fractional Alcobra Ordinary Shares issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Alcobra Ordinary Shares on The NASDAQ Global Market (or such other NASDAQ market on which the Alcobra Ordinary Shares then trades) on the date the Merger becomes effective.

(d)          All Arcturus Options outstanding immediately prior to the Effective Time shall be assumed by Alcobra and converted into options to purchase Alcobra Ordinary Shares, as applicable, in accordance with Section 5.6.

(e)          Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f)          If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Arcturus Common Stock or Alcobra Ordinary Shares have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Arcturus Common Stock and Arcturus Options the same economic effect as contemplated by this Agreement prior to such event.

(g)          Contingent on and effective immediately prior to the Effective Time, the Arcturus Convertible Notes shall be treated in accordance with the terms of the relevant agreements governing the Arcturus Convertible Notes and converted into Arcturus Preferred Stock (the “Convertible Notes Conversion”) and treated in accordance with Section 1.5(a)(ii).

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(h)          The Arcturus Warrants shall be treated in accordance with the terms of the relevant agreements governing the Arcturus Warrants.

1.6           Calculation of Alcobra Net Cash.

(a)          For the purposes of this Agreement, the “Determination Date” shall be the date that is 10 calendar days prior to the anticipated date for Closing, as agreed upon by Alcobra and Arcturus at least 10 calendar days prior to the Alcobra Shareholders’ Meeting (the “Anticipated Closing Date”). On or prior to the Determination Date, each Party shall provide the other Party with a list of their respective Liabilities as of the Determination Date that are individually in excess of $50,000 or in excess of $100,000 in the aggregate, which had not previously been disclosed to the other Party in the Alcobra Disclosure Schedule or Arcturus Disclosure Schedule (as applicable). Within five calendar days following the Determination Date, each Party shall deliver to the other Party a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, such Party’s good faith, estimated calculation of the Alcobra Net Cash or the Arcturus Net Cash (as applicable) (using an estimate of such Party’s accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for such Party’s most recent financial statement) (a “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by such Party’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer) (such Party delivering a Net Cash Calculation, a “Delivering Party”). Each Party shall make available the work papers and back-up materials used or useful in preparing their respective Net Cash Schedule, as reasonably requested by the other Party.

(b)          Within three (3) calendar days after delivery of the Net Cash Schedule (the “Response Date”), the Party receiving such Net Cash Schedule (the “Receiving Party”) will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to the Delivering Party (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c)          If on or prior to the Response Date, the Receiving Party (i) notifies the Delivering Party in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Alcobra Net Cash or the Arcturus Net Cash (as applicable) at the Anticipated Closing Date for purposes of this Agreement.

(d)          If a Party delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Alcobra Net Cash or Arcturus Net Cash (as applicable), which agreed upon Alcobra Net Cash or Arcturus Net Cash (as applicable), amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Alcobra Net Cash or Arcturus Net Cash (as applicable), at the Anticipated Closing Date for purposes of this Agreement.

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(e)          If Representatives of Alcobra and Arcturus are unable to negotiate an agreed-upon determination of Alcobra Net Cash or Arcturus Net Cash (as applicable), at the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Alcobra and Arcturus may mutually agree upon), then Alcobra and Arcturus shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the applicable Net Cash Calculation. The Delivering Party shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Alcobra and Arcturus shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. Arcturus and Alcobra shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Arcturus and Alcobra. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Alcobra Net Cash or Arcturus Net Cash (as applicable), made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent Alcobra Net Cash or Arcturus Net Cash (as applicable), at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Alcobra and Arcturus in the same proportion that the disputed amount of Alcobra Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Alcobra Net Cash or Arcturus Net Cash (as applicable), (and for the avoidance of doubt the fees and expenses to be paid by a Party shall reduce Alcobra Net Cash or Arcturus Net Cash (as applicable). If this Section 1.6(e) applies as to the determination of Alcobra Net Cash or Arcturus Net Cash (as applicable), at the Anticipated Closing Date described in Section 1.6(a) upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Alcobra Net Cash or Arcturus Net Cash (as applicable), again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Alcobra Net Cash or Arcturus Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.

1.7           Closing of Arcturus’s Transfer Books. At the Effective Time: (a) all shares of Arcturus Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Preferred Stock Conversion, Warrant Exercise and Convertible Notes Conversion) shall be treated in accordance with Section 1.5, and (i) all holders of certificates representing shares of Arcturus Capital Stock that were outstanding or (ii) holders of shares of Arcturus Capital Stock that were deemed issued immediately prior to the Effective Time shall cease to have any rights as stockholders of Arcturus; and (b) the stock transfer books of Arcturus shall be closed with respect to all shares of Arcturus Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Arcturus Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Arcturus Capital Stock, including (i) any valid certificate representing any shares of Arcturus Preferred Stock previously converted into shares of Arcturus Common Stock in connection with the Preferred Stock Conversion; or (ii) any valid certificate representing any shares of Arcturus Common Stock in connection with the Convertible Notes Conversion or Warrant Exercise or any Arcturus Convertible Notes or Arcturus Warrants deemed converted or exercised pursuant to Section 1.5, outstanding immediately prior to the Effective Time (an “Arcturus Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Arcturus Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.5 and Section 1.6(a).

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1.8           Exchange of Securities.

(a)          On or prior to the Closing Date, Alcobra and Arcturus shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Alcobra shall deposit with the Exchange Agent: (i) the aggregate number of restricted book-entry shares representing the Merger Consideration issuable to Arcturus Stockholders pursuant to Section 1.5 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The restricted book-entry Alcobra Ordinary Shares and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund”.

(b)          Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Arcturus Capital Stock immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; (ii) instructions for effecting the surrender of Arcturus Stock Certificates in exchange for restricted book-entry Alcobra Ordinary Shares; and (iii) instructions for effecting the surrender of uncertificated Arcturus Capital Stock issued in connection with the Convertible Notes Conversion or the Warrant Exercise, in exchange for book-entry Alcobra Ordinary Shares. Upon surrender of the Arcturus Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Arcturus Capital Stock shall be entitled to receive in exchange therefor one or more restricted book-entry shares representing the portion of the Merger Consideration (in a number of whole Alcobra Ordinary Shares) that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Alcobra Ordinary Shares pursuant to the provisions of Section 1.5(c)); and (B) if applicable, upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Arcturus Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each share of Arcturus Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive Alcobra Ordinary Shares (and cash in lieu of any fractional share of Alcobra Ordinary Shares). If any Arcturus Stock Certificate has been lost, stolen or destroyed, Alcobra may, in its discretion and as a condition precedent to the delivery of any restricted Alcobra Ordinary Shares, require the owner of such lost, stolen or destroyed Arcturus Stock Certificate to provide an applicable affidavit with respect to such Arcturus Stock Certificate and post a bond indemnifying Alcobra against any claim suffered by Alcobra related to the lost, stolen or destroyed Arcturus Stock Certificate or any restricted Alcobra Ordinary Shares issued in exchange therefor as Alcobra may reasonably request.

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(c)          No dividends or other distributions declared or made with respect to Alcobra Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Arcturus Stock Certificate with respect to the Alcobra Ordinary Shares that such holder has the right to receive in the Merger until such holder surrenders such Arcturus Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)          Any portion of the Exchange Fund that remains undistributed to holders of Arcturus Capital Stock six months after the Closing Date shall be delivered to Alcobra upon demand, and any holders of Arcturus Capital Stock who have not theretofore surrendered their Arcturus Stock Certificates (if applicable) and/or delivered a letter of transmittal in accordance with this Section 1.8 shall thereafter look only to Alcobra for satisfaction of their claims for restricted Alcobra Ordinary Shares, cash in lieu of fractional Alcobra Ordinary Shares and any dividends or distributions with respect to Alcobra Ordinary Shares.

(e)          Each of the Exchange Agent, Alcobra, Merger Sub, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Arcturus Stock Certificate such amounts as are required to be deducted or withheld from such consideration if such withholding is required under any applicable Israeli or U.S. Tax laws. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid; notwithstanding the foregoing, the Exchange Agent, Alcobra, Merger Sub, the Surviving Corporation and their respective agents shall not withhold any such Tax (or shall withhold at a reduced rate) with respect to any holder of Arcturus Capital Stock, Arcturus Warrants or Arcturus Convertible Notes if such holder delivers to the Exchange Agent, Alcobra, Merger Sub, the Surviving Corporation or their applicable agents, together with the exchanged Arcturus Stock Certificate, Arcturus Warrants or Arcturus Convertible Notes, as applicable, a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, indicating a valid exemption from or qualification for a reduced rate of U.S. Tax withholding, and a validly executed declaration of non-Israeli residence in the form attached hereto as Exhibit D.

(f)          No Party to this Agreement shall be liable to any holder of any Arcturus Stock Certificate or to any other Person with respect to any Alcobra Ordinary Shares (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

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1.9           Appraisal Rights.

(a)          Notwithstanding any other provision of this Agreement to the contrary, shares of Arcturus Capital Stock held by a holder who has made a demand for appraisal of such shares in accordance with Section 262 of the DGCL or Chapter 13 of the CCC (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL or Chapter 13 of the CCC, as applicable, with respect to such shares), will not be converted into or represent the right to receive cash in accordance with Section 1.6, but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL or CCC, as applicable (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL or Chapter 13 of the CCC, as applicable); provided, however, that if a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws, has failed to perfect or otherwise loses such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal then, as of the later of the Effective Time or the date on which such Dissenting Stockholder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, such holder’s Dissenting Shares will cease to be Dissenting Shares (and the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL or Chapter 13 of the CCC, as applicable, will cease) and will be converted into the right to receive a cash payment determined in accordance with and subject to the provisions of Section 1.5 upon their surrender in the manner provided in Section 1.8, without interest thereon.

(b)          Arcturus shall give Buyer: (i) prompt notice of (A) any written demand received by Arcturus prior to the Effective Time to appraisal rights pursuant to Section 262 of the DGCL or Chapter 13 of the CCC, as applicable; (B) any withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to Arcturus prior to the Effective Time pursuant to the DGCL or CCC, as applicable; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument.  Arcturus shall not, except with the prior written consent of Alcobra (which shall not be unreasonably withheld, conditioned or delayed) make any payment with respect to any such demands or offer to settle or settle any such demands.

1.10         Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Arcturus, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Arcturus, in the name of Merger Sub and otherwise) to take such action.

1.11         Tax Consequences. For federal income Tax purposes, the Merger is intended to (a) result in Alcobra being treated as a United States domestic corporation for United States federal income Tax purposes and (b) constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

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1.12         Certificates.

(a)          Alcobra will prepare and deliver to Arcturus at least five (5) Business Days prior to the Closing Date, a certificate signed by the Chief Financial Officer of Alcobra (or if there is no Chief Financial Officer, the principal accounting officer of Alcobra) in a form reasonable acceptable to Arcturus, which sets forth a true and complete list, as of immediately prior to the Effective Time of the number of Alcobra Outstanding Shares and each component thereof (broken down by outstanding Alcobra Ordinary Shares, Alcobra Options, and other relevant securities) (“Alcobra Outstanding Shares Certificate”).

(b)          Arcturus will prepare and deliver to Alcobra at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Arcturus (or if there is no Chief Financial Officer, the principal accounting officer of Arcturus) in a form reasonably acceptable to Alcobra, which sets forth a true and complete list, as of immediately prior to the Effective Time (giving effect to the Preferred Stock Conversion, Convertible Notes Conversion and the Warrant Exercise) of: (a) the record holders of Arcturus Common Stock, Arcturus Options, Arcturus Convertible Notes and Arcturus Warrants; (b) the number of shares of Arcturus Common Stock owned and/or underlying the Arcturus Options, Arcturus Convertible Notes or Arcturus Warrants held by such holders and the per share exercise price for each such Arcturus Option, Arcturus Convertible Notes and Arcturus Warrant; (c) the portion of the Merger Consideration each such holder is entitled to receive pursuant to Section 1.5 (the “Allocation Certificate”).

Article 2 REPRESENTATIONS AND WARRANTIES OF ARCTURUS

Arcturus represents and warrants to Alcobra and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Arcturus to Alcobra (the “Arcturus Disclosure Schedule”) (it being understood that the representations and warranties in this Article 2 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Arcturus Disclosure Schedule corresponding to the particular section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Arcturus Disclosure Schedule by reference to another section or subsection of the Arcturus Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Arcturus Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Arcturus Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Arcturus Material Adverse Effect, or is outside the Ordinary Course of Business.

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2.1           Subsidiaries; Due Organization; Organizational Documents.

(a)          Arcturus has no subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any other Entity. Arcturus has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Arcturus has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)          Arcturus is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Arcturus Contracts.

(c)          Arcturus is qualified to do business as a foreign corporation and is in good standing under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute an Arcturus Material Adverse Effect.

(d)          Each director and officer of Arcturus as of the date of this Agreement is set forth in Section 2.1(d) of the Arcturus Disclosure Schedule.

(e)          Arcturus has delivered or made available to Alcobra accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for Arcturus. Arcturus has not taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws or other charter or organizational documents nor is in breach or violation of any of the material provisions of its certificate of incorporation, bylaws or other charter or organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, an Arcturus Material Adverse Effect.

2.2           Authority; Vote Required.

(a)          Arcturus has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Arcturus Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of Arcturus and Arcturus Stockholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; (iii) recommended the approval of the Arcturus Stockholder Matters by the Arcturus Stockholders and directed that the Arcturus Stockholder Matters be submitted for consideration by Arcturus Stockholders in connection with the solicitation of the Required Arcturus Stockholder Vote; and (iv) approved the Arcturus Stockholder Support Agreements and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Arcturus and, assuming the due authorization, execution and delivery by Alcobra and Merger Sub, constitutes the legal, valid and binding obligation of Arcturus, enforceable against Arcturus in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

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(b)          The affirmative vote of the holders of (i) a majority of the shares of Arcturus Common Stock voting as a single class, (ii) a majority of the shares of Arcturus Preferred Stock and Arcturus Common Stock, voting together as a single class and (iii) at least majority of the shares of each series of Arcturus Preferred Stock, voting as separate classes, in each case, as outstanding on the record date for the written consent in lieu of a meeting pursuant to Section 228 of the DGCL approving the Arcturus Stockholder Matters, in a form reasonably acceptable to Alcobra (each, an “Arcturus Stockholder Written Consent” and collectively, the “Arcturus Stockholder Written Consents”) and entitled to vote thereon (collectively, the “Required Arcturus Stockholder Vote”), are the only votes (including any veto rights provisions granted to any of the Arcturus stockholders) of the holders of any class or series of Arcturus Capital Stock necessary to approve the Arcturus Stockholder Matters. The shares of Arcturus Capital Stock covered by the Arcturus Stockholder Support Agreements are sufficient to obtain the Required Arcturus Stockholder Vote.

2.3           Non-Contravention; Consents.

(a)          The execution and delivery of this Agreement by Arcturus does not, and the performance of this Agreement by Arcturus will not, subject to obtaining the Required Arcturus Stockholder Vote, (i) conflict with or violate the certificate of incorporation or bylaws of Arcturus; (ii) subject to compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any Legal Requirement applicable to Arcturus or by which its properties is bound or affected, except for any such conflicts or violations that would not constitute an Arcturus Material Adverse Effect; or (iii) except as listed on Section 2.3(a) of the Arcturus Disclosure Schedule, require Arcturus to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Arcturus’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Arcturus pursuant to, in each case, any Arcturus Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Arcturus in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

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2.4           Capitalization.

(a)          The authorized capital stock of Arcturus as of the date of this Agreement consists of: (i) 35,000,000 shares of common stock, par value $0.0001 per share (the “Arcturus Common Stock”), of which 10,444,390 shares are issued and outstanding as of the date of this Agreement; and (ii) 13,133,335 shares of preferred stock, par value $0.0001 per share, of which 4,383,335 shares are designated as SSP Stock, of which 4,383,335 shares are issued and outstanding as of the date of this Agreement, and of which 8,750,000 shares are designated as Series A Preferred Stock, of which 5,054,585 shares are issued and outstanding as of the date of this Agreement (collectively, the “Arcturus Preferred Stock”). Arcturus does not hold any of its capital stock in treasury. All of the outstanding shares of Arcturus Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are outstanding Arcturus Warrants to purchase 657,500 shares of Arcturus Common Stock. Section 2.4(a) of the Arcturus Disclosure Schedule lists, as of the date of this Agreement (i) each record holder of issued and outstanding Arcturus Capital Stock and the number and type of shares of Arcturus Capital Stock held by such holder; (ii) (A) each holder of issued and outstanding Arcturus Warrants, (B) the number and type of shares subject to such Arcturus Warrants, (C) the exercise price of each such Arcturus Warrant, and (D) the termination date of each such Arcturus Warrant; and (iii) (A) each holder of issued and outstanding Arcturus Convertible Notes, (B) the number and type of shares subject to such Arcturus Convertible Notes, and (C) the maturity date of each such Arcturus Convertible Note. Each share of Arcturus Preferred Stock is convertible into one share of Arcturus Common Stock.

(b)          Except for the Arcturus 2013 Equity Incentive Plan, as amended (the “2013 Plan”), Arcturus does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Arcturus has reserved 3,000,000 shares of Arcturus Common Stock for issuance under the 2013 Plan. As of the date of this Agreement, of such reserved shares of Arcturus Common Stock, 944,390 shares have been issued pursuant to the exercise of outstanding options, options to purchase 793,580 shares have been granted and are currently outstanding, and 1,262,030 shares of Arcturus Common Stock remain available for future issuance pursuant to the 2013 Plan. Section 2.4(b) of the Arcturus Disclosure Schedule sets forth the following information with respect to each Arcturus Option outstanding, as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Arcturus Common Stock subject to such Arcturus Option as of the date of this Agreement; (C) the exercise price of such Arcturus Option; (D) the date on which such Arcturus Option was granted; and (E) the date on which such Arcturus Option expires.

(c)          Except for the outstanding Arcturus Warrants and Arcturus Convertible Notes set forth on Section 2.4(a) of the Arcturus Disclosure Schedule and for the Arcturus Options set forth on Section 2.4(b) of the Arcturus Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Arcturus; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Arcturus; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Arcturus is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Arcturus. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights with respect to Arcturus.

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(d)          (i) None of the outstanding shares of Arcturus Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Arcturus Capital Stock are subject to any right of first refusal in favor of Arcturus; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Arcturus having a right to vote on any matters on which the Arcturus Stockholders have a right to vote; (iv) there is no Arcturus Contract to which Arcturus is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Arcturus Capital Stock. Arcturus is not under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Arcturus Capital Stock or other securities, or to register such shares with the SEC.

(e)          All outstanding shares of Arcturus Capital Stock, as well as all Arcturus Options, Arcturus Convertible Notes and all Arcturus Warrants, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

2.5           Financial Statements.

(a)          Section 2.5(a) of the Arcturus Disclosure Schedule includes true and complete copies of (i) Arcturus’s audited balance sheets at December 31, 2015 and December 31, 2016 and Arcturus’s audited statements of operations, cash flows and stockholders’ equity (deficit) for the years ended December 31, 2015 and December 31, 2016 (the “Arcturus Audited Financials”), and (ii) the Arcturus Unaudited Interim Balance Sheet, (collectively, the “Arcturus Financials”). The Arcturus Audited Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present the financial condition and operating results of Arcturus as of the dates and for the periods indicated therein.

(b)          Arcturus maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Arcturus maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

2.6           Absence of Changes. Except as set forth in Section 2.6 of the Arcturus Disclosure Schedule, between June 30, 2017 and the date of this Agreement, Arcturus has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had an Arcturus Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Alcobra pursuant to Section 4.3(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

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2.7           Title to Assets. Except with respect to material Arcturus IP Rights, which are covered in Section 2.9, Arcturus owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Arcturus Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Arcturus; and (iii) liens listed in Section 2.7 of the Arcturus Disclosure Schedule.

2.8           Real Property; Leaseholds. Arcturus does not currently own and has never owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 2.8 of the Arcturus Disclosure Schedule (the “Arcturus Leases”), which are each in full force and effect.

2.9           Intellectual Property.

(a)          Arcturus owns, or has the right to use all Arcturus IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not constitute an Arcturus Material Adverse Effect. The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 2.9(f) below.

(b)          Section 2.9(b) of the Arcturus Disclosure Schedule is an accurate, true and complete listing of (i) all patents within the Arcturus Registered IP that are owned by Arcturus and (ii) all other material Arcturus Registered IP.

(c)          Section 2.9(c) of the Arcturus Disclosure Schedule accurately identifies (i) all material Arcturus IP Rights licensed to Arcturus (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software or (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Arcturus’s products or services (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, (C) non-disclosure agreements, materials transfer agreements and template agreements entered into in the Ordinary Course of Business and (D) agreements between Arcturus and its employees and consultants); (ii) the corresponding Arcturus Contracts pursuant to which such Arcturus IP Rights are licensed to Arcturus; (iii) whether the license or licenses granted to Arcturus are exclusive or non-exclusive; and (iv) whether, to Arcturus’ Knowledge, any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Arcturus IP Rights.

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(d)          Section 2.9(d) of the Arcturus Disclosure Schedule accurately identifies each material Arcturus Contract pursuant to which any Person (other than Arcturus) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Arcturus IP Rights (in each case, other than non-disclosure agreements, materials transfer agreements or non-exclusive licenses entered into in the Ordinary Course of Business). Arcturus is not bound by, and no Arcturus IP Rights (and to the Knowledge of Arcturus, no licensed Arcturus IP Rights) are subject to, any Contract containing any covenant or contractual obligation that in any way limits or restricts the ability of Arcturus to use, exploit, assert or enforce any Arcturus IP Rights anywhere in the world, in each case as would materially limit the business of Arcturus as currently conducted or planned to be conducted.

(e)          Except as identified on Section 2.9(e) of the Arcturus Disclosure Schedule, Arcturus solely owns all right, title, and interest to and in the Arcturus Registered IP listed on (or required to be listed on) Section 2.9(b) of the Arcturus Disclosure Schedule free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i)          All documents and instruments necessary to register or apply for or renew registration of all Arcturus Registered IP that is solely owned by Arcturus has been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not constitute an Arcturus Material Adverse Effect.

(ii)         Each Person who is or was an employee or contractor of Arcturus and who is or was involved in the creation or development of any Arcturus IP Rights has signed a written agreement containing an assignment of such Intellectual Property to Arcturus and confidentiality provisions protecting trade secrets and confidential information of Arcturus; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of Arcturus may provide that such third party contractor reserves its rights in improvements to such third party contractor's Intellectual Property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of Arcturus. To the Knowledge of Arcturus, no current or former stockholder, officer, director, employee or contractor of Arcturus has any claim, right (whether or not currently exercisable), or interest to or in any Arcturus IP Rights. To the Knowledge of Arcturus, no employee or contractor of Arcturus is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Arcturus or (b) in breach of any Contract with any current or former employer or other Person concerning Arcturus IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Arcturus IP Rights.

(iii)        To the Knowledge of Arcturus, no funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Arcturus IP Rights in which Arcturus has an ownership interest.

(iv)        Arcturus has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Arcturus holds, or purports to hold, as a trade secret.

(v)         Except as set forth on Section 2.9(e)(v) of the Arcturus Disclosure Schedule, Arcturus has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Arcturus IP Rights to any other Person.

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(vi)        To the Knowledge of Arcturus, the Arcturus IP Rights constitute all Intellectual Property necessary for Arcturus to conduct its business as currently conducted or planned to be conducted.

(f)          The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Arcturus (i) does not violate or constitute a breach of any license or agreement between Arcturus and any third party, and, (ii) to the Knowledge of Arcturus, does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of Arcturus, no third party is infringing upon or misappropriating, or violating any license or agreement with Arcturus relating to, any Arcturus IP Rights. There is no current or, to the Knowledge of Arcturus, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Arcturus IP Rights, nor has Arcturus received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Arcturus infringes or misappropriates or will infringe or misappropriate the rights of any other Person.

(g)          Each item of Arcturus IP Rights that is Arcturus Registered IP that is solely owned by Arcturus is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Arcturus Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute an Arcturus Material Adverse Effect.

(h)          No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Arcturus conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Arcturus has or purports to have an ownership interest has been impaired as determined by Arcturus in accordance with GAAP.

2.10         Material Contracts.

(a)          Section 2.10(a) of the Arcturus Disclosure Schedule lists the following Arcturus Contracts, effective as of the date of this Agreement (each, an “Arcturus Material Contract” and collectively, the “Arcturus Material Contracts”):

(i)          each Arcturus Contract constituting a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(ii)         each Arcturus Contract pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days or less;

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(iii)        each Arcturus Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)        each collective bargaining agreement or other agreement with any union (trade, labor, or otherwise) or similar employee representative or works council;

(v)         each Arcturus Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business, where material indemnification is provided by Arcturus to a third party;

(vi)        each Arcturus Contract containing (A) any covenant limiting the freedom of Arcturus or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vii)       each Arcturus Contract requiring capital expenditures and requiring payments after the date of this Agreement in excess of $150,000 pursuant to its express terms and not cancelable without penalty, other than purchase orders for the purchase of inventory in the Ordinary Course of Business;

(viii)      each Arcturus Contract relating to the disposition or acquisition of material assets with a fair market value exceeding $150,000, other than in the Ordinary Course of Business or listed on Section 2.9(c) or Section 2.9(d) of the Arcturus Disclosure Schedule, or any ownership interest in any Entity;

(ix)         each Arcturus Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $150,000 or creating any material Encumbrances with respect to any assets of Arcturus or any loans or debt obligations with officers or directors of Arcturus;

(x)          each Arcturus Contract requiring payment by or to Arcturus after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Arcturus; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Arcturus has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Arcturus has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Arcturus; or (D) any Contract with any third party to manufacture or produce any product, service or technology of Arcturus or any Contract to sell, distribute or commercialize any products or service of Arcturus, in each case, except for Arcturus Contracts entered into in the Ordinary Course of Business;

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(xi)         each Arcturus Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Arcturus in connection with the Contemplated Transactions;

(xii)        each Arcturus IP Rights Agreement other than (A) software license agreements for non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software or (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Arcturus’s products or services, (B) agreements for the purchase or use of equipment, reagents or other materials that include licenses to Intellectual Property ancillary to such purchase or use, (C) non-disclosure agreements, materials transfer agreements and template agreements entered into in the Ordinary Course of Business, (D) agreements between Arcturus and its employees and consultants and (E) than those that are otherwise immaterial;

(xiii)       each Arcturus Lease; or

(xiv)      any other Arcturus Contract that is not terminable at will (with no penalty or payment) by Arcturus requiring payment or receipt by Arcturus after the date of this Agreement under any such agreement, Contract or commitment of more than $150,000 in the aggregate.

(b)          Arcturus has delivered or made available to Alcobra accurate and complete (except for applicable redactions thereto) copies of all Arcturus Material Contracts, including all amendments thereto. There are no Arcturus Material Contracts that are not in written form. Arcturus has not, and to Arcturus’s Knowledge, as of the date of this Agreement no other party to an Arcturus Material Contract has, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Arcturus Material Contract in such manner as would permit any other party to cancel or terminate any such Arcturus Material Contract, or would permit any other party to seek damages that constitutes an Arcturus Material Adverse Effect. As to Arcturus, as of the date of this Agreement, each Arcturus Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.11         Undisclosed Liabilities. As of the date of this Agreement, Arcturus has no material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Arcturus Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Arcturus since the date of the Arcturus Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Arcturus under Arcturus Contracts, including the reasonably expected performance of such Arcturus Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 2.11 of the Arcturus Disclosure Schedule.

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2.12         Compliance; Permits; Restrictions.

(a)          Arcturus is, and since January 1, 2014 has been, in material compliance with all applicable Legal Requirements except for any non-compliance that would not constitute an Arcturus Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Arcturus, threatened against Arcturus. There is no Contract, judgment, injunction, order or decree binding upon Arcturus which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Arcturus, any acquisition of material property by Arcturus or the conduct of business by Arcturus as currently conducted, (ii) would reasonably be expected to have an adverse effect on Arcturus’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b)          Arcturus holds all required Governmental Authorizations which are material to the operation of the business of Arcturus (the “Arcturus Permits”) as currently conducted. Section 2.12(b) of the Arcturus Disclosure Schedule identifies each Arcturus Permit. As of the date of this Agreement, Arcturus is in material compliance with the terms of the Arcturus Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Arcturus, threatened, which seeks to revoke, limit, suspend, or materially modify any Arcturus Permit. The rights and benefits of each material Arcturus Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Arcturus immediately prior to the Effective Time except where the unavailability of such Arcturus Permit would not constitute an Arcturus Material Adverse Effect.

(c)          There are no proceedings pending or, to the Knowledge of Arcturus, threatened with respect to an alleged violation by Arcturus of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

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(d)          To the Knowledge of Arcturus, Arcturus holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Arcturus as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Arcturus Product Candidates”). Arcturus holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Arcturus Regulatory Permits”), and no such Arcturus Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Arcturus not received any written notice or other written communication from any Governmental Body regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Arcturus Regulatory Permit. Arcturus has made available to Alcobra all information in its possession or control relating to the development, clinical testing, manufacturing, importation and exportation of the Arcturus Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e)          To the Knowledge of Arcturus, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Arcturus or in which Arcturus or its current products or product candidates, including the Arcturus Product Candidates, have participated were, and if still pending are being, conducted in all material respects in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2012, Arcturus has not received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Arcturus threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Arcturus or, to the Knowledge of Arcturus, in which Arcturus or its current products or product candidates, including the Arcturus Product Candidates, have participated.

(f)          Arcturus is not the subject of any pending, or to the Knowledge of Arcturus, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Arcturus, Arcturus has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Arcturus Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Arcturus, and to the Knowledge of Arcturus, nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Arcturus, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Arcturus or any of its officers, employees or agents.

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2.13         Tax Matters.

(a)          Arcturus has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Arcturus is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Arcturus does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by Arcturus on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Arcturus through the date of the Arcturus Unaudited Interim Balance Sheet have been reserved for on the Arcturus Unaudited Interim Balance Sheet. Since the date of the Arcturus Unaudited Interim Balance Sheet, Arcturus has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)          Arcturus has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Arcturus Unaudited Interim Balance Sheet) upon any of the assets of Arcturus.

(e)          No material deficiencies for Taxes with respect to Arcturus have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of Arcturus. No issues relating to Taxes of Arcturus were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Arcturus has delivered or made available to Alcobra complete and accurate copies of all federal income Tax and all other material Tax Returns of Arcturus (and predecessors) for all taxable years ending on or after December 31, 2013, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Arcturus (and predecessors), with respect to federal income Tax and all other material Taxes. Arcturus (and its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          Arcturus has not (i) agreed, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          Arcturus has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)          Arcturus is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

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(i)          Arcturus has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Arcturus) for federal, state, local or foreign Tax purposes. Arcturus does not have any Liability for the Taxes of any Person (other than Arcturus) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Legal Requirements.

(j)          Arcturus has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          Arcturus will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing or (iv) election under Section 108(i) of the Code made prior to Closing.

(l)          Arcturus is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Arcturus, other arrangement or Contract which is treated as a partnership for Tax purposes.

(m)          Arcturus has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          Arcturus has not taken any action, nor has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The representations set forth in Schedule 2.13(n) (the Arcturus Tax Representation Letter) are correct as of the date of this Agreement and will continue to be correct until the Effective Time.

(o)          Arcturus has made available to Alcobra for inspection at Arcturus’ office (i) complete and correct copies of all income and other material Tax Returns of Arcturus filed with respect to taxable periods ended on or after December 31, 2013, and (ii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of Arcturus, in each case relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.

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(p)          Arcturus has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q)          Arcturus has not participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving Arcturus and its subsidiaries have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          Arcturus (i) has not been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is or has been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) or to reduce any attributes under Treasury Regulation Section 1.1502-36(d); and (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          Except as set forth on Section 2.13(t) to the Arcturus Disclosure Schedule, Arcturus is not subject to Tax in any jurisdiction outside the United States of America by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          Arcturus is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)         Nothing in this Section 2.13 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of Arcturus in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that Alcobra or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

2.14         Employee and Labor Matters; Benefit Plans.

(a)          Section 2.14(a) of the Arcturus Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Arcturus or any Arcturus Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Arcturus or any Arcturus Affiliate, or under which Arcturus or any Arcturus Affiliate has any current or may incur any future Liability (each, an “Arcturus Employee Plan”) (other than offer letters with non-officer employees which are materially consistent with forms delivered or made available by the Arcturus prior to the execution of this Agreement; equity grant notices, and related documentation, with respect to the employees of Arcturus; and agreements with consultants entered into in the Ordinary Course of Business and which are materially consistent with forms delivered or made available by Arcturus prior to the execution of this Agreement).

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(b)          With respect to each Arcturus Employee Plan, Arcturus has made available to Alcobra a true and complete copy of, to the extent applicable: (i) such Arcturus Employee Plan including any amendments thereto; (ii) the three (3) most recent annual reports (Form 5500) as filed with the United States Department of Labor, including any financial statements and actuarial reports; (iii) each currently effective trust agreement related to such Arcturus Employee Plan; (iv) the most recent summary plan description, with any summary of material modifications, prospectus or other summary for each Arcturus Employee Plan; (v) the most recent United States Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Arcturus Employee Plan; (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three (3) years; (vii) all non-discrimination and compliance tests for the most recent three (3) plan years; and (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c)          Each Arcturus Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the United States Internal Revenue Service. To the Knowledge of Arcturus, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Arcturus Employee Plan or the exempt status of any related trust.

(d)          Each Arcturus Employee Plan has been operated and maintained in compliance, in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Neither Arcturus nor any Arcturus Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Arcturus Employee Plans. All contributions required to be made by Arcturus or any Arcturus Affiliate to any Arcturus Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice).

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(e)          Neither Arcturus nor any Arcturus Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Arcturus, nor any Arcturus Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Arcturus Employee Plan subject to ERISA, and neither Arcturus nor any Arcturus Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(f)          No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Arcturus, is threatened, against or with respect to any Arcturus Employee Plan, including any audit or inquiry by the United States Internal Revenue Service, United States Department of Labor or other Governmental Body.

(g)          No Arcturus Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Arcturus nor any Arcturus Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or Liability with respect to, any such plan. No Arcturus Employee Plan is a Multiemployer Plan, and neither Arcturus nor any Arcturus Affiliate has ever contributed to or had an obligation to contribute, or incurred any Liability in respect of a contribution, to any Multiemployer Plan. No Arcturus Employee Plan is a Multiple Employer Plan.

(h)          No Arcturus Employee Plan provides for medical, welfare, retirement or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Arcturus Employee Plan qualified under Section 401(a) of the Code. Except as provided in Section 2.14(a) of the Arcturus Disclosure Schedule and identified as a self-funded plan, neither Arcturus nor any Arcturus Affiliate sponsors or maintains any self-funded employee welfare benefit plan. No Arcturus Employee Plan is subject to any Legal Requirement of any jurisdiction outside of the United States.

(i)          To the Knowledge of Arcturus, no payment pursuant to any Arcturus Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the regulations and guidance thereunder) from Arcturus, including the grant, vesting or exercise of any stock option, would subject any Person to Tax pursuant to Section 409A of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j)          Each Arcturus Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Arcturus.

(k)          No Arcturus Options are subject to the requirements of Section 409A of the Code. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the regulations and guidance thereunder) maintained by or under which makes, is obligated to make or promises to make, payments (each, an “Arcturus 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the regulations and guidance thereunder. No payment to be made under any Arcturus 409A Plan is, or to the Knowledge of Arcturus will be, subject to the penalties of Section 409A(a)(1) of the Code.

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(l)          Arcturus is in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Arcturus, threatened or reasonably anticipated against Arcturus relating to any employee, employment agreement, independent contractor, independent contractor agreement or Arcturus Employee Plan. There are no pending or, to the Knowledge of Arcturus, threatened or reasonably anticipated claims or actions against Arcturus or any trustee of Arcturus under any worker’s compensation policy or long term disability policy. Arcturus is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices. Arcturus has good labor relations.

(m)          No current or former consultant or independent contractor of Arcturus would reasonably be deemed to be a misclassified employee. Except as set forth on Section 3.14(m) of the Arcturus Disclosure Schedule, no independent contractor or contractor is eligible to participate in any Arcturus Employee Plan. Arcturus does not have any material Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Arcturus has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Arcturus prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n)          No Arcturus employee is covered by an effective or pending collective bargaining agreement or similar labor agreement, and there has never been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting Arcturus. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

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(o)          Arcturus is not, and has not been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Arcturus, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy or long term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Arcturus Associate, including charges of unfair labor practices or discrimination complaints.

(p)          There is no Contract or arrangement to which Arcturus or any Arcturus Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

(q)          Except as set forth in Section 2.14(r) of the Arcturus Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Arcturus, (ii) materially increase or otherwise enhance any benefits otherwise payable by Arcturus, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Arcturus or (v) result in the forgiveness in whole or in part of any outstanding loans made by Arcturus to any Person.

(r)          Except as noted on Section 2.14(s) of the Arcturus Disclosure Schedule, all individuals employed by Arcturus are employed at-will and Arcturus has no employment or other agreements that contain any severance, change in control, termination pay liabilities, or advance notice requirements, and all agreements with independent contractors or consultants may be terminated by Arcturus without penalty or Liability with thirty (30) days or less notice.

(s)          Arcturus has paid all wages, bonuses, commissions, severance and other benefits and sums due (and all required Taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses.

2.15         Environmental Matters. Arcturus is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Arcturus of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not an Arcturus Material Adverse Effect. Arcturus has not received since January 1, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Arcturus is not in compliance with any Environmental Law, and, to the Knowledge of Arcturus, there are no circumstances that may prevent or interfere with Arcturus’s compliance with any Environmental Law in the future. To the Knowledge of Arcturus: (i) no current or prior owner of any property leased or controlled by Arcturus has received since January 1, 2014 any written notice or other communication relating to property owned or leased at any time by Arcturus, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Arcturus is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither it has any material Liability under any Environmental Law.

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2.16         Insurance.

(a)          Arcturus has delivered or made available to Alcobra accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Arcturus, as of the date of this Agreement (other than relating to any Arcturus Employee Plan). Each of such insurance policies is in full force and effect and Arcturus is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2016, Arcturus has not received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Arcturus. To the Knowledge of Arcturus, Arcturus has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Arcturus, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Arcturus of its intent to do so.

(b)          Arcturus has delivered to Alcobra accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Arcturus as of the date of this Agreement (the “Existing Arcturus D&O Policies”). Section 2.16(b) of the Arcturus Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Arcturus with respect to the Existing Arcturus D&O Policies. All premiums for the Existing Arcturus D&O Policies have been paid as of the date hereof.

2.17         Legal Proceedings; Orders.

(a)          There is no pending Legal Proceeding, and, to the Knowledge of Arcturus, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Arcturus, or to the Knowledge of Arcturus, any director or officer of Arcturus (in his or her capacity as such) or any of the material assets owned or used by Arcturus; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Arcturus, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

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(b)          There is no material outstanding order, writ, injunction, judgment or decree to which Arcturus, or any of the material assets owned or used by Arcturus, is subject. To the Knowledge of Arcturus, no officer of Arcturus is subject to any order, writ, injunction, judgment or decree that prohibits such officer of Arcturus from engaging in or continuing any conduct, activity or practice relating to the business of Arcturus or to any material assets owned or used by Arcturus.

2.18         Inapplicability of Anti-takeover Statutes. The Arcturus Board of Directors has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Arcturus Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Arcturus Stockholder Support Agreements or any of the other Contemplated Transactions.

2.19         No Financial Advisor. Except as set forth on Section 2.19 of the Arcturus Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Arcturus.

2.20         Disclosure; Information Statement. The information relating to Arcturus to be supplied by or on behalf of Arcturus for inclusion or incorporation by reference in the Information Statement and/or the Proxy Statement will not, on the date the Information Statement or Proxy Statement, as applicable, is first filed with the SEC or mailed to the Alcobra Shareholders or at the time of the Alcobra Shareholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.

2.21         Exclusivity of Representations; Reliance.

(a)          Except as expressly set forth in this Article 2, neither Arcturus nor any Person on behalf of Arcturus has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Arcturus or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b)          Arcturus acknowledges and agrees that, except for the representations and warranties of Alcobra and Merger Sub set forth in Article 3, neither Arcturus nor its Representatives is relying on any other representation or warranty of Alcobra, Merger Sub, or any other Person made outside of Article 3 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

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2.22         Inapplicability of Section 328 to the Companies Law; No Controlling Shareholder. To the best of Arcturus’s Knowledge, after inquiry, no Person (or a group of Persons deemed one shareholder under the Companies Law) that currently is, or is expected to be, immediately prior to the Closing, a stockholder of Arcturus shall become a Controlling Shareholder (Ba’al Shlita) in Alcobra immediately upon Closing as a result of the consummation of the transactions contemplated by this Agreement.

Article 3 REPRESENTATIONS AND WARRANTIES OF ALCOBRA AND MERGER SUB

Alcobra and Merger Sub represent and warrant to Arcturus as follows, except as set forth in the written disclosure schedule delivered by Alcobra to Arcturus (the “Alcobra Disclosure Schedule”) (it being understood that the representations and warranties in this Article 3 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Alcobra Disclosure Schedule corresponding to the particular section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Alcobra Disclosure Schedule by reference to another section or subsection of the Alcobra Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Alcobra Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Alcobra Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Alcobra Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1           Subsidiaries; Due Organization; Organizational Documents.

(a)          Section 3.1(a) of the Alcobra Disclosure Schedule identifies each Subsidiary of Alcobra (the “Alcobra Subsidiaries”). Neither Alcobra nor any Alcobra Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity, except that Alcobra may hold securities in another corporation in connection with the Potentially Transferrable Assets. Alcobra has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Alcobra has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)          Each of Alcobra and any Alcobra Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (where such concept is applicable) and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Alcobra Contracts.

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(c)          Each of Alcobra and any Alcobra Subsidiary is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute an Alcobra Material Adverse Effect.

(d)          Each director and officer of Alcobra and any Alcobra Subsidiary as of the date of this Agreement is set forth in Section 3.1(d) of the Alcobra Disclosure Schedule.

(e)          Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f)          Alcobra has delivered or made available to Arcturus accurate and complete copies of (i) the Articles of Association and other charter and organizational documents, including all currently effective amendments thereto, for Alcobra and each Alcobra Subsidiary (as applicable); and (ii) any code of conduct or similar policy adopted by Alcobra or by the Alcobra Board of Directors or any committee thereof. Neither Alcobra nor any Alcobra Subsidiary has taken any action in breach or violation of any of the provisions of its Articles of Association or other charter or organizational documents (as applicable) (as applicable), except as would not reasonably be expected to have, individually or in the aggregate, an Alcobra Material Adverse Effect.

3.2           Authority; Vote Required.

(a)          Alcobra and Merger Sub have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Required Alcobra Shareholder Vote and Required Merger Sub Stockholder Vote, to consummate the Contemplated Transactions. The Alcobra Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of, Alcobra and Alcobra Shareholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (iii) recommended the approval of the Alcobra Shareholder Matters by the Alcobra Shareholders and directed that the Alcobra Shareholder Matters be submitted for consideration by Alcobra Shareholders in connection with the solicitation of the Required Alcobra Shareholder Vote, as applicable. The board of directors of Merger Sub has (A) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder; (B) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (C) recommended that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions. This Agreement has been duly executed and delivered by Alcobra and Merger Sub and, assuming the due authorization, execution and delivery by Arcturus, constitutes the legal, valid and binding obligation of Alcobra and Merger Sub, enforceable against Alcobra and Merger Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

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(b)          (i) With respect to the items indicated in Section 5.3(a), the affirmative vote of such majority of the holders of the Alcobra Ordinary Shares required by and voted in accordance with applicable Law (in person or by proxy) on the proposed matters at the Alcobra Shareholders’ Meeting is the only vote of the holders of any class or series of Alcobra Capital Stock necessary to approve such Alcobra Shareholder Matters (the “Required Alcobra Shareholder Vote”) and (ii) the affirmative vote of the sole stockholder of Merger Sub is the only vote of the holders of any class or series of Merger Sub Capital Stock necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.3           Non-Contravention; Consents.

(a)          The execution and delivery of this Agreement by Alcobra does not, and the performance of this Agreement by Alcobra and Merger Sub, subject to obtaining the Required Alcobra Shareholder Vote and the Required Merger Sub Stockholder Vote will not, (i) conflict with or violate the Articles of Association of Alcobra or any Alcobra Subsidiary; (ii) subject to compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate any Legal Requirement applicable to Alcobra or the Alcobra Subsidiaries or by which it or any of their respective properties is bound or affected, except for any such conflicts or violations that would not constitute an Alcobra Material Adverse Effect; or (iii) except as listed on Section 3.3(a) of the Alcobra Disclosure Schedule, require Alcobra or any Alcobra Subsidiary to make any filing with or give any notice to a Person or make any payment, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Alcobra’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Alcobra or any Alcobra Subsidiary pursuant to, any Alcobra Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with any Governmental Body is required by or with respect to Alcobra or any Alcobra Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws or the rules of NASDAQ, and (iii) any filings and registrations as may be required under the Companies Law and the Israeli Securities Law (1968).

3.4           Capitalization.

(a)          The authorized capital stock of Alcobra as of the date of this Agreement consists of: NIS 500,000, divided into 50,000,000 Ordinary Shares NIS 0.01 par value per share ordinary shares NIS (the “Alcobra Ordinary Shares”), of which 27,562,795 shares are issued and outstanding as of the date of this Agreement, and 304,324 shares are held by Alcobra in treasury. All of the issued and outstanding shares of Alcobra Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Section 3.4(a) of the Alcobra Disclosure Schedule lists, as of the date of this Agreement each record holder of issued and outstanding Alcobra Ordinary Shares and the number of Alcobra Ordinary Shares held by each such record holder. As of the date of this Agreement, there are no warrants issued or outstanding to purchase Alcobra Ordinary Shares.

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(b)          Except for the Alcobra Amended and Restated 2010 Incentive Option Plan (the “2010 Plan”), Alcobra does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Alcobra has reserved 4,487,334 Alcobra Ordinary Shares for issuance under the 2010 Plan. As of the date of this Agreement, of such reserved Alcobra Ordinary Shares, (i) 219,607 shares have been issued pursuant to the exercise of outstanding options and options to purchase 3,318,357 shares have been granted and are currently outstanding (including such options that are subject to the approval of the Alcobra’s shareholders), and (ii) 949,370 Alcobra Ordinary Shares remain available for future issuance pursuant to the 2010 Plan. Section 3.4(b) of the Alcobra Disclosure Schedule sets forth the following information with respect to each Alcobra Option outstanding, as of the date of this Agreement: (1) the name of the optionee, (2) whether the holder is or was at any point during the life of the Alcobra Option an Alcobra Employee or any of Alcobra Subsidiary, and whether such holder is no longer a service provider to any of Alcobra or any of Alcobra Subsidiary, (3) the number of Alcobra Ordinary Shares subject to such Alcobra Option as of the date of this Agreement, (4) the exercise price of such Alcobra Option, (5) the date on which such Alcobra Option was granted, (6) the date on which such Alcobra Option expires, (7) the vesting schedule applicable to such Alcobra Option, including the extent vested to date and whether by its terms the vesting of such Alcobra Option would be accelerated by the Contemplated Transactions, (8) whether each Alcobra Option is subject to Section 102 or Section 3(i) of the Israeli Tax Ordinance, and (9) with respect to Alcobra Option granted under Section 102 of the Israeli Tax Ordinance, the date of deposit of the such Alcobra Option with the trustee (appointed in accordance with the provisions of Section 102 of the Israeli Tax Ordinance) in accordance with the guidance published by the Israel tax authority on July 24, 2012 and the clarification dated November 6, 2012.

(c)          Except for the outstanding Alcobra Options set forth on Section 3.4(b) of the Alcobra Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Alcobra or any Alcobra Subsidiary; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Alcobra or any Alcobra Subsidiary; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Alcobra or any Alcobra Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Alcobra or any Alcobra Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights with respect to Alcobra or any Alcobra Subsidiary.

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(d)          Except as set forth in Section 3.4(d) of the Alcobra Disclosure Schedule, (i) none of the outstanding shares of Alcobra Capital Stock or Merger Sub Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Alcobra Capital Stock or Merger Sub Capital Stock are subject to any right of first refusal in favor of Alcobra or Merger Sub, as applicable; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Alcobra or any Alcobra Subsidiary having a right to vote on any matters on which the Alcobra Shareholders or the sole stockholder of Merger Sub, as applicable, have a right to vote; (iv) there is no Alcobra Contract to which Alcobra or any Alcobra Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Alcobra Capital Stock or capital stock of any Alcobra Subsidiary. Neither Alcobra nor any Alcobra Subsidiary are under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Alcobra Capital Stock, capital stock of an of the Alcobra Subsidiaries or other securities.

(e)          The authorized capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (“Merger Sub Capital Stock”), of which 100 are, and at the Effective Time will be, issued and outstanding and held of record by Alcobra. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(f)          All outstanding shares of Alcobra Capital Stock and Merger Sub Capital Stock, as well as all Alcobra Options, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

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3.5           SEC Filings; Financial Statements.

(a)          Alcobra has made available to Arcturus accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Alcobra with the SEC since January 1, 2014 (the “Alcobra SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Alcobra or its officers with the SEC have been so filed on a timely basis or within permissible extension periods. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Alcobra SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Alcobra SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2014, the certifications and statements required by (A) Rule 13a-14 or 15d-14 promulgated under the Exchange Act and (B) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Alcobra SEC Documents (collectively, the “Certifications”) were accurate and complete and complied as to form and content with all applicable Legal Requirements as of the date they were filed and no current or former principal executive officer or principal financial officer of Alcobra has failed to make the Certifications required of him or her. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Alcobra has made available to Arcturus true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and Alcobra, on the other, since January 1, 2015, including all SEC comment letter and responses to such comment letters and responses to such comment letters by or on behalf of Alcobra other than such documents that can be obtained on the SEC’s website at www.sec.gov. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or NASDAQ with respect to Alcobra SEC Documents. To the Knowledge of Alcobra, none of Alcobra SEC Documents are the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, including with regards to any accounting practices of Alcobra.

(b)          The financial statements (including any related notes) contained or incorporated by reference in the Alcobra SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Item 8.A.5 of Form 20-F of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Alcobra and any Alcobra Subsidiary as of the respective dates thereof and the results of operations and cash flows of Alcobra for the periods covered thereby, subject to any exemptions or reliefs afforded to a reporting company that qualifies as a foreign private issuer or an emerging growth company. Other than as expressly disclosed in the Alcobra SEC Documents filed prior to the date hereof, there has been no material change in Alcobra’s accounting methods or principles that would be required to be disclosed in Alcobra’s financial statements in accordance with GAAP. The books of account and other financial records of Alcobra and any Alcobra Subsidiary are true and complete in all material respects.

(c)          Alcobra’s auditor has at all times since its retention by Alcobra been: (i) to the Knowledge of Alcobra, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Alcobra, “independent” with respect to Alcobra within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Alcobra, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder with respect to services provided to Alcobra.

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(d)          Except as set forth in Section 3.5(d) of the Alcobra Disclosure Schedule, from January 1, 2014 through the date hereof, Alcobra has not received any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Alcobra Ordinary Shares on The NASDAQ Global Market.

(e)          Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Alcobra, the Alcobra Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)          Alcobra is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of The NASDAQ Global Market and the Companies Law.

(g)          Alcobra maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Alcobra maintains records that in reasonable detail accurately and fairly reflect Alcobra’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Alcobra Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Alcobra’s assets that could have a material effect on Alcobra’s financial statements. Alcobra has evaluated the effectiveness of Alcobra’s internal control over financial reporting and, to the extent required by applicable Legal Requirements, presented in any applicable Alcobra SEC Document that is a report on Form 20-F (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Alcobra has disclosed to Alcobra’s auditors and the audit committee of the Alcobra Board of Directors (and made available to Arcturus a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Alcobra’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Alcobra’s internal control over financial reporting. Except as disclosed in the Alcobra SEC Documents filed prior to the date hereof, Alcobra has not identified any material weaknesses in the design or operation of Alcobra’s internal control over financial reporting. Since January 1, 2014, there have been no material changes in Alcobra’s internal control over financial reporting.

(h)          Alcobra’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Alcobra in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Alcobra’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

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3.6           Absence of Changes. Except as set forth in Section 3.6 of the Alcobra Disclosure Schedule, between June 30, 2017 and the date of this Agreement, each of Alcobra and any Alcobra Subsidiary have conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had an Alcobra Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Arcturus pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7           Title to Assets. Except with respect to material Alcobra IP Rights, which are covered in Section 3.9, each of Alcobra and any Alcobra Subsidiary owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Alcobra Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Alcobra or any Alcobra Subsidiary; and (iii) liens listed in Section 3.7 of the Alcobra Disclosure Schedule.

3.8           Real Property; Leaseholds. Neither Alcobra nor any Alcobra Subsidiary currently owns or has ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 3.8 of the Alcobra Disclosure Schedule (the “Alcobra Leases”), which are each in full force and effective, with no existing material default thereunder.

3.9           Intellectual Property.

(a)          To Alcobra’s Knowledge, Alcobra, directly or through any of its Subsidiaries, owns, or has the right to use all Alcobra IP Rights, except for any failure to own or have the right to use that would not constitute an Alcobra Material Adverse Effect. The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 3.9(g) below.

(b)          Section 3.9(b) of the Alcobra Disclosure Schedule is an accurate, true and complete listing of (i) all patents within the Alcobra Registered IP that are owned by Alcobra and (ii) all other material Alcobra Registered IP.

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(c)          Section 3.9(c) of the Alcobra Disclosure Schedule accurately identifies (i) all material Alcobra IP Rights licensed to Alcobra or any Alcobra Subsidiary (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Alcobra’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, (C) non-disclosure agreements, materials transfer agreements and template agreements entered into in the Ordinary Course of Business and (D) agreements between Alcobra and its employees and consultants); (ii) the corresponding Alcobra Contracts pursuant to which such Alcobra IP Rights are licensed to Alcobra or any Alcobra Subsidiary; (iii) whether the license or licenses granted to Alcobra or any Alcobra Subsidiary are exclusive or non-exclusive; and (iv) whether, to Alcobra’s Knowledge, any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Alcobra IP Rights.

(d)          Section 3.9(d) of the Alcobra Disclosure Schedule accurately identifies each material Alcobra Contract pursuant to which any Person (other than Alcobra or any Alcobra Subsidiary) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Alcobra IP Rights. Alcobra is not bound by, and no Alcobra IP Rights are subject to, any Contract containing any covenant or other contractual obligation that in any way limits or restricts the ability of Alcobra or any Alcobra Subsidiary to use, exploit, assert or enforce any Alcobra IP Rights anywhere in the world, in each case as would materially limit the business of Alcobra as currently conducted or planned to be conducted.

(e)          Except as identified on Section 3.9(e) of the Alcobra Disclosure Schedule, Alcobra or one of its Subsidiaries solely owns all right, title, and interest to and in the Alcobra Registered IP listed on (or required to be listed on) Section 3.9(b) of the Alcobra Disclosure Schedule free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i)          All documents and instruments necessary to register or apply for or renew registration of all Alcobra Registered IP that is solely owned by Alcobra or one of its Subsidiaries have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not constitute an Alcobra Material Adverse Effect.

(ii)         Each Person who is or was an employee or contractor of Alcobra or any Alcobra Subsidiary and who is or was involved in the creation or development of any Alcobra IP Rights has signed a written agreement containing an assignment of such Intellectual Property to Alcobra or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Alcobra and its Subsidiaries; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of Alcobra or any Alcobra Subsidiary may provide that such third party contractor reserves its rights in improvements to such third party contractor's Intellectual Property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of Alcobra or any Alcobra Subsidiary. To the Knowledge of Alcobra and its Subsidiaries, no current or former stockholder, officer, director, employee or contractor of Alcobra or any Alcobra Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Alcobra IP Rights. To the Knowledge of Alcobra and its Subsidiaries, no employee or contractor of Alcobra or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Alcobra or such Subsidiary or (b) in breach of any Contract with any current or former employer or other Person concerning Alcobra IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Alcobra IP Rights.

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(iii)        To the Knowledge of Alcobra, no funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Alcobra IP Rights in which Alcobra or any Alcobra Subsidiary has an ownership interest.

(iv)        Alcobra and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Alcobra or such Subsidiary holds, or purports to hold, as a trade secret.

(v)         Except as set forth on Section 3.9(e)(v) of the Alcobra Disclosure Schedule, neither Alcobra nor any Alcobra Subsidiary has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Alcobra IP Rights to any other Person, other than for any such assignments or transfers made after the date of this Agreement pursuant to the Potentially Transferrable Assets Dispositions.

(vi)        To the Knowledge of Alcobra and any Alcobra Subsidiary, the Alcobra IP Rights constitute all Intellectual Property necessary for Alcobra and its Subsidiaries to conduct its business as currently conducted or planned to be conducted.

(f)          The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Alcobra or any Alcobra Subsidiary (i) does not violate or constitute a breach of any license or agreement between Alcobra or its Subsidiaries and any third party, and, (ii) to the Knowledge of Alcobra and its Subsidiaries, does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of Alcobra and its Subsidiaries, no third party is infringing upon or misappropriating, or violating any license or agreement with Alcobra or its Subsidiaries relating to, any Alcobra IP Rights. There is no current or, to the Knowledge of Alcobra, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Alcobra IP Rights, nor has Alcobra or any Alcobra Subsidiary received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Alcobra or any Alcobra Subsidiary infringes or misappropriates or will infringe or misappropriate the rights of any other Person.

(g)          Each item of Alcobra IP Rights that is Alcobra Registered IP that is solely owned by Alcobra or one of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Alcobra Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute an Alcobra Material Adverse Effect.

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(h)          No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Alcobra or any Alcobra Subsidiary conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Alcobra or any Alcobra Subsidiary has or purports to have an ownership interest has been impaired as determined by Alcobra or any Alcobra Subsidiary in accordance with GAAP.

(i)          Alcobra and all Alcobra Subsidiaries have complied in all material respects with (i) all of their respective stated privacy policies, programs and other similar notices and (ii) all data protection, privacy and other applicable Laws (including Israel’s Protection of Privacy Law (1981) and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and “information,” as defined by Israeli laws and applicable Israeli judicial precedent (“Personal Information”), and there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the Knowledge of Alcobra, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against Alcobra or an Alcobra Subsidiary by any private party or any Governmental Body, foreign or domestic, with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for Alcobra or any Alcobra Subsidiary, Alcobra and any Alcobra Subsidiary have at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

(j)          Except as set forth on Section 3.9(j) of the Alcobra Disclosure Schedule, all databases, data compilations, and any collection deemed a database or regulated collection of data under applicable laws that are owned, controlled, held or used by Alcobra and by any Alcobra Subsidiary and that are required to be registered have been properly registered, and the data therein has been used by Alcobra or any Alcobra Subsidiary solely as permitted pursuant to such registrations.

(k)          Except as set forth on Section 3.9(k) of the Alcobra Disclosure Schedule, all amounts payable by Alcobra and any Alcobra Subsidiary to all Persons involved in the research, development, conception or reduction to practice of any Alcobra IP Rights have been paid in full. All Alcobra Employees, contractors and consultants who were or are engaged in the development or invention of any Alcobra IP Rights have entered into written agreements with Alcobra or with an Alcobra Subsidiary by which they validly and irrevocably assigned to Alcobra or its Subsidiaries all rights, title and interests in and to such Alcobra IP Rights (or all such rights, title and interests vested in Alcobra or its Subsidiaries as a matter of law), and, with respect to employees, have explicitly waived all rights to receive royalties or compensation in connection therewith (including, without limitation, under Section 134 of the Israeli Patent Law (1967)) and any applicable non-transferable rights, including moral rights.

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3.10         Material Contracts.

(a)          Section 3.10(a) of the Alcobra Disclosure Schedule lists the following Alcobra Contracts, effective as of the date of this Agreement (each, an “Alcobra Material Contract” and collectively, the “Alcobra Material Contracts”):

(i)          each Alcobra Contract constituting a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii)         each Alcobra Contract pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days less;

(iii)        each Alcobra Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)        each collective bargaining agreement or other agreement with any union (trade, labor, or otherwise) or similar employee representative or works council;

(v)         each Alcobra Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business, where material indemnification is provided by Alcobra or Alcobra Subsidiary to a third party;

(vi)        each Alcobra Contract containing (A) any covenant limiting the freedom of Alcobra, any Alcobra Subsidiary or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vii)       each Alcobra Contract requiring capital expenditures and requiring payments after the date of this Agreement in excess of $25,000 pursuant to its express terms and not cancelable without penalty, other than purchase orders for the purchase of inventory in the Ordinary Course of Business;

(viii)      each Alcobra Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, other than in the Ordinary Course of Business or listed on Section 3.9(c) or Section 3.9(d) of the Alcobra Disclosure Schedule, or any ownership interest in any Entity;

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(ix)         each Alcobra Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of Alcobra or any Alcobra Subsidiary or any loans or debt obligations with officers or directors of Alcobra;

(x)          each Alcobra Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Alcobra; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Alcobra has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Alcobra has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Alcobra; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Alcobra or any Contract to sell, distribute or commercialize any products or service of Alcobra, except agreements in the Ordinary Course of Business;

(xi)         each Alcobra Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Alcobra in connection with the Contemplated Transactions;

(xii)        each Alcobra IP Right Agreement other than (A) software license agreements for non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software or (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Alcobra’s products or services, (B) agreements for the purchase or use of equipment, reagents or other materials that include licenses to Intellectual Property ancillary to such purchase or use, (C) non-disclosure agreements, materials transfer agreements and template agreements entered into in the Ordinary Course of Business, (D) agreements between Arcturus and its employees and consultants and (E) than those that are otherwise immaterial;

(xiii)       each Alcobra Lease; or

(xiv)      any other Alcobra Contract that is not terminable at will (with no penalty or payment) by Alcobra and (i) which involves payment or receipt by Alcobra after the date of this Agreement under any such agreement, Contract or commitment of more than $25,000 in the aggregate, or (ii) that is material to the business or operations of Alcobra.

(b)          Alcobra has delivered or made available to Arcturus accurate and complete (except for applicable redactions thereto) copies of all Alcobra Material Contracts, including all amendments thereto. There are no Alcobra Material Contracts that are not in written form. Neither Alcobra nor any Alcobra Subsidiary has, nor to Alcobra’s Knowledge, as of the date of this Agreement has any other party to an Alcobra Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Alcobra Material Contract in such manner as would permit any other party to cancel or terminate any such Alcobra Material Contract, or would permit any other party to seek damages that constitutes an Alcobra Material Adverse Effect. As of the date of this Agreement, each Alcobra Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

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3.11         Undisclosed Liabilities. As of the date of this Agreement, neither Alcobra nor any Alcobra Subsidiary has any material Liability, except for: (a) Liabilities identified as such in the Alcobra Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Alcobra since the date of the Alcobra Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Alcobra or any Alcobra Subsidiary under Alcobra Contracts, including the reasonably expected performance of such Alcobra Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities described in Section 3.11 of the Alcobra Disclosure Schedule; and (e) Liabilities incurred in connection with the Contemplated Transactions.

3.12         Compliance; Permits; Restrictions.

(a)          Alcobra is, and since January 1, 2014, each of Alcobra and its Subsidiaries has been in material compliance with all applicable Legal Requirements except for any non-compliance that would not constitute and Alcobra Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Alcobra, threatened against Alcobra or any Alcobra Subsidiary. There is no Contract, judgment, injunction, order or decree binding upon Alcobra or any Alcobra Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Alcobra or any Alcobra Subsidiary, any acquisition of material property by Alcobra or any Alcobra Subsidiary or the conduct of business by Alcobra or any Alcobra Subsidiary as currently conducted, (ii) would reasonably be expected to have an adverse effect on Alcobra’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b)          Alcobra and the Alcobra Subsidiaries hold all required Governmental Authorizations that are material to the operation of the business of Alcobra (collectively, the “Alcobra Permits”) as currently conducted. Section 3.12(b) of the Alcobra Disclosure Schedule identifies each Alcobra Permit. As of the date of this Agreement, Alcobra is in material compliance with the terms of the Alcobra Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Alcobra, threatened, which seeks to revoke, limit, suspend, or materially modify any Alcobra Permit. The rights and benefits of each material Alcobra Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Alcobra and the Alcobra Subsidiaries immediately prior to the Effective Time except where the unavailability of such Alcobra Permit would not constitute an Alcobra Material Adverse Effect.

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(c)          There are no proceedings pending or, to the Knowledge of Alcobra, threatened with respect to an alleged violation by Alcobra or any Alcobra Subsidiary of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other Drug Regulatory Agency.

(d)          To the Knowledge of Alcobra, Alcobra and each of its Subsidiaries hold all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Alcobra or such Subsidiary as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Alcobra Product Candidates”). Alcobra holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Alcobra Regulatory Permits”) and no such Alcobra Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Alcobra has not received any written notice or other written communication from any Governmental Body regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Alcobra Regulatory Permit. Alcobra has made available to Arcturus all information in its possession or control relating to the development, clinical testing, manufacturing, importation and exportation of the Alcobra Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e)          To the Knowledge of Alcobra, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Alcobra or any Alcobra Subsidiary or in which Alcobra or its Subsidiaries or their respective current products or services have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2012, neither Alcobra nor any Alcobra Subsidiary has received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Alcobra threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Alcobra or in which Alcobra or Alcobra Product Candidates, have participated.

(f)          Alcobra is not the subject of any pending, or to the Knowledge of Alcobra, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Alcobra, Alcobra has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Alcobra Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Alcobra, nor to the Knowledge of Alcobra, any of its respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Alcobra, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Alcobra or its officers, employees or agents.

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3.13         Grants and Subsidies. Section 3.13(a) of the Alcobra Disclosure Schedule sets forth a complete and correct list of all pending and outstanding grants from the State of Israel or any agency thereof, or from any other Governmental Body, to Alcobra and to any Alcobra Subsidiary, including “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise” status conferred by the Israeli Investment Center (the “Investment Center”). No prior approval of the Investment Center, or any other Governmental Body, is required in order to consummate the transactions contemplated under this Agreement or to preserve entitlement of Alcobra or any Alcobra Subsidiary to any such incentive, subsidy, or benefit. Section 3.13(b) of Alcobra Disclosure Schedule sets forth a complete and correct list of all pending and outstanding grants received by Alcobra or any Alcobra Subsidiary from the Israeli Innovation Authority (formerly known as the OCS) (the “IIA”). Alcobra has made available to Arcturus complete and correct copies of all documents requesting or evidencing grants, and supplements and amendments thereto, submitted by Alcobra or by any of Alcobra Subsidiary and of all letters of approval granted to Alcobra or to any Alcobra Subsidiary, as well as all correspondence or written summaries pertaining thereto. Without limiting the generality of the foregoing, with respect to grants from the IIA, Section 3.13(b) of the Alcobra Disclosure Schedule includes the aggregate amounts of each grant, the aggregate outstanding obligations of Alcobra and of the Alcobra Subsidiaries thereunder, including royalty payments, and a description setting out the product, technology or know-how developed with each grant. Each of Alcobra and of the Alcobra Subsidiaries is in compliance with all terms, conditions and requirements of its grants and has duly fulfilled in all respects all the undertakings relating thereto. Any sale or other disposition of the Potentially Transferrable Assets, whether pursuant to the Alcobra Letter of Intent or otherwise, will not give rise to any obligation of Alcobra to make any payments to the IIA.

3.14         Tax Matters.

(a)          Alcobra and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Alcobra nor any Alcobra Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Alcobra or Alcobra Subsidiary do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by Alcobra or any Alcobra Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Alcobra and its Subsidiaries through the date of the Alcobra Unaudited Interim Balance Sheet have been reserved for on the Alcobra Unaudited Interim Balance Sheet. Since the date of the Alcobra Unaudited Interim Balance Sheet, Alcobra has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

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(c)          Alcobra has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Alcobra Unaudited Interim Balance Sheet) upon any of the assets of Alcobra or any Alcobra Subsidiary.

(e)          No material deficiencies for Taxes with respect to Alcobra or any Alcobra Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of Alcobra or any Alcobra Subsidiary. No issues relating to Taxes of Alcobra or any Alcobra Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Alcobra has delivered or made available Arcturus complete and accurate copies of all federal income Tax and all other material Tax Returns of Alcobra and each of the Alcobra Subsidiaries (and the predecessors of each) for all taxable years ending on or after December 31, 2013, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Alcobra with respect to federal income Tax and all other material Taxes. Neither Alcobra nor any Alcobra Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          Neither Alcobra nor any Alcobra Subsidiary (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          Neither Alcobra nor any Alcobra Subsidiary has been a (i) United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, or (ii) a real estate company (Igud Mekarkein) for Israeli Tax purposes.

(h)          Neither Alcobra nor any Alcobra Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i)          Neither Alcobra nor any Alcobra Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Alcobra) for federal, state, local or foreign Tax purposes. Neither Alcobra nor any Alcobra Subsidiary has any Liability for the Taxes of any Person (other than Alcobra) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Legal Requirements.

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(j)          Neither Alcobra nor any Alcobra Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          Neither Alcobra nor any Alcobra Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Alcobra, other arrangement or Contract which is treated as a partnership for Tax purposes.

(l)          Neither Alcobra nor any Alcobra Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing, or (iv) election under Section 108(i) of the Code made prior to Closing.

(m)          Neither Alcobra nor any Alcobra Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          Neither Alcobra nor any Alcobra Subsidiary has taken any action, or has any Knowledge of any fact or circumstance (including, for the avoidance of doubt, any actions that may be otherwise permitted pursuant to Section 4.6), that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The representations set forth in Schedule 3.14(n) (the Alcobra and Merger Sub Tax Representation Letter) are correct as of the date of this Agreement and will continue to be correct until the Effective Time.

(o)           Alcobra has made available to Arcturus for inspection at Arcturus’s office (i) complete and correct copies of all income and other material Tax Returns of Alcobra or any Alcobra Subsidiary filed with respect to taxable periods ended on or after December 31, 2013, and (ii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of Alcobra or any Alcobra Subsidiary, in each case relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.

(p)          Alcobra has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

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(q)          Alcobra has not participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving Alcobra and any Alcobra Subsidiary have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          Neither Alcobra nor any Alcobra Subsidiary (i) has been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is or has been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) has been required to reduce any attributes under Treasury Regulation Section 1.1502-36(d); and (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          Except as set forth on Section 3.14(t) to the Alcobra Disclosure Schedule, neither Alcobra nor any Alcobra Subsidiary is subject to Tax in any jurisdiction outside the jurisdiction of its organization by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          Neither Alcobra nor any Alcobra Subsidiary is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)         Nothing in this Section 3.14 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of Alcobra or any Alcobra Subsidiary in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that Alcobra or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

(w)          Neither Alcobra nor any Alcobra Subsidiary (i) was a party to a transaction classified as a “reportable transaction” under Section 131C(2)(g) of the ITO and the regulations promulgated thereunder, (ii) has obtained an “Opinion,” as defined in Section 131D of the Israeli Tax Ordinance, nor has it taken a position regarding taxation classified as a “Reportable Position,” as defined in Section 131E of the Israeli Tax Ordinance, or (iii) is subject to restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made in connection with the provisions of Part E2.

(x)          Alcobra and all Alcobra Subsidiaries are in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business. None of the transactions between or among Alcobra, Alcobra Subsidiaries and other Affiliates may be subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the ITO and the regulations promulgated thereunder or any Legal Requirement. All such transactions have been effected on an arm’s length basis and Alcobra has made available to Arcturus all material intercompany agreements, contracts and arrangements relating to transfer pricing.

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(y)          Section 3.14(y) of the Alcobra Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to or enjoyed by either Alcobra or any Alcobra Subsidiary under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive, subsidy or benefit. Alcobra and all Alcobra Subsidiaries have complied, in all material respects, with the requirements of Israeli law with respect to such incentives, subsidies or benefits.

(z)          Section 3.14(z) of the Alcobra Disclosure Schedule lists each of Alcobra and the Alcobra Subsidiaries which is registered for value-added tax (“VAT”) purposes. Alcobra and any Alcobra Subsidiary have complied in all material respects with all applicable Legal Requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. Neither Alcobra nor any Alcobra Subsidiary has made any exempt supplies in the current or preceding VAT year applicable to them, and there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them.

(aa)         Section 3.14(aa) of the Alcobra Disclosure Schedule lists all the “taxation decisions” (hachlatat misui) each of Alcobra and any of the Alcobra Subsidiaries have obtained from the Israel tax authority. Other than the taxation decisions listed in Section 3.14(aa) of the Alcobra Disclosure Schedule none of Alcobra of the Alcobra Subsidiaries has received any “taxation decision” from the Israel tax authority.

(bb)         The 2010 Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) of the ITO and was approved by the Israel tax authority or is deemed approved by passage of time without objection by the Israel tax authority. Except as set forth in Section 3.14(bb) of the Alcobra Disclosure Schedule, all Alcobra Options granted under Section 102 of the ITO were and are currently in compliance with the applicable requirements of Section 102(b) of the ITO (including the relevant sub-section of Section 102) and the written requirements and guidance of the Israel tax authority, including the filing of the necessary documents with the Israel tax authority, the grant of such options only following the lapse of the required 30-day period from the filing of the 2010 Plan with the Israel tax authority, the receipt of the required written consents from the requisite holder of such options, the appointment of an authorized trustee to hold such options (or shares resulting therefrom, as applicable) and the due deposit of Alcobra Options with such trustee pursuant to the terms of Section 102 of the ITO, and applicable regulations and rules and the guidance published by the Israel tax authority on July 24, 2012 and the clarification dated November 6, 2012.

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3.15         Employee and Labor Matters; Benefit Plans.

(a)          Section 3.15(a) of the Alcobra Disclosure Schedule contains a list of all of Alcobra and Alcobra’s Subsidiaries’ current employees as of the date of this Agreement (the “Alcobra Employees”), and correctly reflects: (i) their name and dates of hire; (ii) their position, full-time or part-time status, including each Alcobra Employee’s classification as either exempt or non-exempt from the overtime requirements under any applicable law; (iii) their monthly base salary or hourly wage rate, as applicable; (iv) any other compensation payable to them including housing allowances, compensation payable pursuant to bonus (for the current fiscal year and the most recently completed fiscal year), deferred compensation or commission arrangements, overtime payment, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such Alcobra Employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law (1963) (“Section 14 Arrangement”) (and, to the extent such Alcobra Employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary) and notice period entitlement; (v) the city/country of employment, citizenship, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and (vi) any promises or commitments made to any of the Alcobra Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits listed in Section 3.15(a) of the Alcobra Disclosure Schedule. Other than as listed in Section 3.15(a) of the Alcobra Disclosure Schedule, (i) there are no other employees employed by the Alcobra or by any Alcobra Subsidiary, and (ii) all current and former employees of Alcobra and the Alcobra Subsidiaries have signed an employment agreement substantially in the form delivered or made available to Arcturus. Other than their base salary, the Alcobra Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions. Details of any Person who has accepted an offer of employment made by Alcobra or any Alcobra Subsidiary but whose employment has not yet started are contained in Section 3.15(a) of the Alcobra Disclosure Schedule.

(b)          Section 3.15(b) of the Alcobra Disclosure Schedule contains a list of all of Alcobra and Alcobra’s Subsidiaries’ current independent contractors and consultants and, for each, such individual’s compensation and benefits, the initial date of such individual’s engagement, the term of the engagement, period of notice entitlement prior to termination notice entitlement.

(c)          Section 3.15(c) of the Alcobra Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Alcobra or any Alcobra Affiliate (collectively, “Alcobra Service Providers”), or which is maintained by, administered or contributed to by, or required to be contributed to by, Alcobra or any Alcobra Affiliate, or under which Alcobra or any Alcobra Affiliate has any current or may incur any future Liability (each, an “Alcobra Employee Plan”) (other than offer letters with non-officer employees which are materially consistent with forms delivered or made available by the Alcobra prior to the execution of this Agreement; equity grant notices, and related documentation, with respect to Alcobra Employees; and agreements with consultants entered into in the Ordinary Course of Business and which are materially consistent with forms delivered or made available by Alcobra prior to the execution of this Agreement) and separately identifies each Alcobra Employee Plan that is maintained primarily for the benefit of Alcobra Service Providers outside the United States, including each material old age part time and early retirement scheme, retirement plan, pension plan (funded and unfunded), deferred compensation and life insurance plan (each, an “Alcobra Foreign Plan”).

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(d)          With respect to each Alcobra Employee Plan, Alcobra has made available to Arcturus a true and complete copy of, to the extent applicable: (i) such Alcobra Employee Plan, including any amendments thereto; (ii) the three (3) most recent annual reports (Form 5500) as filed with the United States Department of Labor, including any financial statements and actuarial reports; (iii) each currently effective trust agreement related to such Alcobra Employee Plan; (iv) the most recent summary plan description, with any summary or material modifications, prospectus or other summary for each Alcobra Employee Plan; (v) the most recent United States Internal Revenue Service determination or opinion letter with respect to any Alcobra Employee Plan; (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three (3) years; (vii) all non-discrimination and compliance tests for the most recent three (3) plan years; and (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(e)          Each Alcobra Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the United States Internal Revenue Service. To the Knowledge of Alcobra, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Alcobra Employee Plan or the exempt status of any related trust.

(f)          Each Alcobra Employee Plan has been operated and maintained in compliance in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Neither Alcobra nor any Alcobra Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Alcobra Employee Plans. All contributions required to be made by Alcobra, any of its Subsidiaries or any Alcobra Affiliate to any Alcobra Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice).

(g)          Neither Alcobra, nor any Alcobra Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Alcobra, nor any Alcobra Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Alcobra Employee Plan subject to ERISA and neither Alcobra nor any Alcobra Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

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(h)          No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Alcobra, is threatened, against or with respect to any Alcobra Employee Plan, including any audit or inquiry by the United States Internal Revenue Service, United States Department of Labor or other Governmental Body.

(i)          No Alcobra Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Alcobra, nor any Alcobra Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or Liability with respect to, any such plan. No Alcobra Employee Plan is a Multiemployer Plan, and neither Alcobra, nor any Alcobra Affiliate has ever contributed to or had an obligation to contribute, or incurred any Liability in respect of a contribution, to any Multiemployer Plan. No Alcobra Employee Plan is a Multiple Employer Plan.

(j)          No Alcobra Employee Plan provides for medical, welfare, retirement or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Alcobra Employee Plan qualified under Section 401(a) of the Code. Except as provided in Section 3.15(j) of the Alcobra Disclosure Schedule and identified as a self-funded plan, neither Alcobra nor any Alcobra Affiliate sponsors or maintains any self-funded employee welfare benefit plan.

(k)          All Alcobra Foreign Plans comply in all material respects with applicable Laws. With respect to each Alcobra Foreign Plan, either (i) such Alcobra Foreign Plan does not require funding and is not required to be recognized as a book-reserved plan, or (ii) the fair market value of the assets of each funded Alcobra Foreign Plan, the liability of each insurer for any Alcobra Foreign Plan funded through insurance, or the book reserve established for any Alcobra Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Alcobra Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Alcobra Foreign Plan, and no transaction contemplated by this Agreement shall cause any such assets or insurance obligations to be less than such benefit obligations. Section 3.15(k) of the Alcobra Disclosure Schedule lists, as of the date of this Agreement, the Alcobra Service Providers who are eligible to participate in each Alcobra Foreign Plan.

(l)          To the Knowledge of Alcobra, no payment pursuant to any Alcobra Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the regulations and guidance thereunder) from Alcobra or any Alcobra Subsidiary, including the grant, vesting or exercise of any stock option, would subject any Person to Tax pursuant to Section 409A of the Code, whether pursuant to the Contemplated Transactions or otherwise.

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(m)       Each Alcobra Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Alcobra and disclosed in Alcobra filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable Legal Requirements. Alcobra has not knowingly granted, and there is no and has been no policy or practice of Alcobra of granting, Alcobra Options prior to, or otherwise coordinating the grant of Alcobra Options with, the release or other public announcement of material information regarding Alcobra or its results of operations or prospects.

(n)       No Alcobra Options are subject to the requirements of Section 409A of the Code. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the regulations and guidance thereunder) maintained by or under which Alcobra or any of Alcobra Subsidiary makes, is obligated to make or promises to make, payments (each, an “Alcobra 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the regulations and guidance thereunder. No payment to be made under any Alcobra 409A Plan is, or to the Knowledge of Alcobra will be, subject to the penalties of Section 409A(a)(1) of the Code.

(o)       Alcobra and the Alcobra Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Alcobra, threatened or reasonably anticipated against Alcobra relating to any employee, employment agreement, independent contractor, independent contractor agreement or Alcobra Employee Plan. There are no pending or, to the Knowledge of Alcobra, threatened or reasonably anticipated claims or actions against Alcobra or any trustee of Alcobra under any worker’s compensation policy or long term disability policy. Alcobra is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices. Alcobra has good labor relations.

(p)       No current or former consultant or independent contractor of Alcobra or any Alcobra Subsidiary would reasonably be deemed to be a misclassified employee. Except as set forth on Section 3.15(p) of the Alcobra Disclosure Schedule, no independent contractor is eligible to participate in any Alcobra Employee Plan. Neither Alcobra nor any Alcobra Subsidiary has material Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages.

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(q)       Neither Alcobra nor any Alcobra Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Alcobra prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(r)       No employee of Alcobra or any Alcobra Subsidiary is covered by an effective or pending collective bargaining agreement or similar labor agreement, and there has never been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting Alcobra or any Alcobra Subsidiary. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. No union or other collective bargaining unit has been certified or recognized by Alcobra or any Alcobra Subsidiary as representing any of its employees, and neither Alcobra nor any Alcobra Subsidiary pays any dues to the Israeli General Federation of Labor (or Histadrut) or participates in the expenses of any Workers’ Committee (or Va’ad Ovdim).

(s)       Alcobra is not, and neither Alcobra nor any Alcobra Subsidiary, has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Alcobra, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Alcobra Associate, including charges of unfair labor practices or discrimination complaints.

(t)       Each of Alcobra and Alcobra’s Subsidiaries has complied in all material respects with all Israeli laws relating to the employment of labor, including, without limitation, the Israeli Notification to an Employee (Terms of Employment) Law (2002), Notice to Employee (Terms of Employment) Law (2002), Prevention of Sexual Harassment Law (1998), Hours of Work and Rest Law (1951), Annual Leave Law (1951), Salary Protection Law (1958), Employment by Human Resource Contractors Law (1996), Advance Notice for Dismissal and Resignation Law (2001), and the Increased Enforcement of Labor Legislation Law (2011), and including any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar Taxes, and is not liable for any arrearages of wages or any Taxes or penalties for failure to comply with any of the foregoing.

(u)       There is no Contract or arrangement to which Alcobra or any Alcobra Subsidiary is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

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(v)       Neither Alcobra nor any Alcobra Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(w)       Except as set forth in Section 3.15(w) of the Alcobra Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Alcobra, (ii) materially increase or otherwise enhance any benefits otherwise payable by Alcobra, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Alcobra or (v) result in the forgiveness in whole or in part of any outstanding loans made by Alcobra to any Person. Each item set forth in Section 3.15(w) of the Alcobra Disclosure Schedule has been duly and properly approved in accordance with any requirements under applicable law.

(x)       Except as noted on Section 3.15(x) of the Alcobra Disclosure Schedule, all individuals employed by Alcobra and its Subsidiaries are employed at-will and Alcobra and its Subsidiaries have no employment or other agreements that contain any severance, change in control, termination pay liabilities, or advance notice requirements, and all agreements with independent contractors or consultants may be terminated by Alcobra without penalty or Liability with thirty (30) days or less notice.

(y)       Alcobra and its Subsidiaries have paid all wages, bonuses, commissions, severance, and other benefits and sums due (and all required Taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses.

(z)       Solely with respect to employees of Alcobra or any Alcobra Subsidiary who reside or work in Israel (each, an “Israeli Employee”), and consultants, agents and independent contractors engaged in Israel by Alcobra or any Alcobra Subsidiary (each an “Israeli Service Provider”), and except as set forth in Section 3.15(z) of the Alcobra Disclosure Schedule:

(i)       Neither Alcobra nor any Alcobra Subsidiary is party to or subject to the provisions of any collective agreement.

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(ii)       Except for any extension order (tzavei harchava) which applies generally to the Israeli economy or the industry in which Alcobra operates, neither Alcobra nor any Alcobra Subsidiary has been or is subject to, and no Israeli Employee benefits from, any extension order, which apply to all its Israeli employees, with respect to which Alcobra and the Alcobra Subsidiaries are in full compliance and no Alcobra Employee or the Alcobra Subsidiary benefits from any such extension order.

(iii)       Alcobra and the Alcobra Subsidiaries’ obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) are fully funded or accrued in Alcobra’s financial statements.

(iv)       All amounts that Alcobra or any Alcobra Subsidiary is legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to the Israeli Employees’ and Israeli Service Providers’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employee’ salaries or Israeli Service Providers’ compensation and benefits and to pay to any Governmental Body as required by the Israeli Tax Ordinance and the Israeli National Insurance Law (1995) or otherwise, have, in each case, been duly deducted, transferred, withheld and paid in all material respects, and neither Alcobra nor any Alcobra Subsidiary has any outstanding obligation to make any such deduction, transfer, withholding or payment.

(v)       Alcobra has made available complete and correct copies of all: (i) material agreements with Israeli Service Providers and Israeli Employees and (ii) material manuals and material written policies relating to the employment of Israeli Employees.

(vi)       The employment and engagement of each of the current Israeli Employees and Israeli Service Providers of Alcobra is terminable by grant of no more than thirty (30) days’ prior notice.

(vii)       There are no unwritten policies, practices or customs of Alcobra or any Alcobra Subsidiary that could reasonably be expected to entitle any Israeli Employee or Israeli Service Provider to material benefits in addition to what such Israeli Service Provider or Israeli Employees is entitled to by applicable law or under the terms of their respective employment or service provider’s agreement (including unwritten customs or practices concerning bonuses or severance payments not required under applicable law) or as provided under the Alcobra Disclosure Schedule.

3.16       Environmental Matters. Alcobra and each Alcobra Subsidiary is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Alcobra of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not an Alcobra Material Adverse Effect. Neither Alcobra nor any Alcobra Subsidiary has received since January 1, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Alcobra or any Alcobra Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Alcobra, there are no circumstances that may prevent or interfere with Alcobra’s compliance with any Environmental Law in the future. To the Knowledge of Alcobra: (i) no current or prior owner of any property leased or controlled by Alcobra or any Alcobra Subsidiary has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by Alcobra, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Alcobra or any Alcobra Subsidiary is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Alcobra nor any Alcobra Subsidiary has any material Liability under any Environmental Law.

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3.17       Insurance.

(a)       Alcobra made available to Arcturus accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Alcobra and each Alcobra Subsidiary, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Alcobra and each Alcobra Subsidiary is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither Alcobra nor any Alcobra Subsidiary has received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Alcobra or any Alcobra Subsidiary. Alcobra and each Alcobra Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Alcobra or any Alcobra Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Alcobra or any Alcobra Subsidiary of its intent to do so.

(b)       Alcobra has delivered to Arcturus accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Alcobra and each Alcobra Subsidiary as of the date of this Agreement (the “Existing Alcobra D&O Policies”). Section 3.17(b) of the Alcobra Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Alcobra and each Alcobra Subsidiary with respect to the Existing Alcobra D&O Policies. All premiums for the Existing Alcobra D&O Policies have been paid.

3.18       Legal Proceedings; Orders.

(a)       Except as set forth in Section 3.18 to the Alcobra Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Alcobra, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Alcobra or any of the Alcobra Subsidiary, or to the Knowledge of Alcobra, any director or officer of Alcobra (in his or her capacity as such) or any of the material assets owned or used by Alcobra or any Alcobra Subsidiary; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Alcobra, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

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(b)       There is no order, writ, injunction, judgment or decree to which Alcobra or any Alcobra Subsidiary, or any of the material assets owned or used by Alcobra or any Alcobra Subsidiary, is subject. To the Knowledge of Alcobra, no officer of Alcobra or any Alcobra Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Alcobra or any Alcobra Subsidiary or to any material assets owned or used by Alcobra or any Alcobra Subsidiary.

3.19       Anti-Corruption. Neither Alcobra or any Alcobra Subsidiary has, and none of any of Alcobra’s directors, managers or employees or, to the Knowledge of Alcobra, any of its agents, Representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Alcobra or in connection with the business of Alcobra, has in the last five (5) years or any applicable statute of limitations period if longer than five (5) years, (i) directly or indirectly offered, promised, authorized, provided, solicited, or accepted any corrupt or improper payment (such as a bribe or kickback) or benefit (such as an excessive gift, hospitality, favor, or advantage) to or from any Person in exchange for business, a license or permit, a favorable inspection or other decision, or any other financial or other advantage or purpose, or (ii) otherwise violated any Anti-Corruption/AML Laws.

3.20       Inapplicability of Anti-takeover Statutes. The Alcobra Board of Directors and the board of directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.21       No Financial Advisor.  Except as set forth on Section 3.21 of the Alcobra Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Alcobra or any Alcobra Subsidiary.

3.22       Disclosure.  The information relating to Alcobra or the Alcobra Subsidiary to be supplied by or on behalf of Alcobra for inclusion or incorporation by reference in the Information Statement will not, on the date the Information Statement is first mailed to the Arcturus Stockholders, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.

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3.23       Bank Accounts; Deposits.

(a)       Section 3.23(a) of the Alcobra Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Alcobra or any Alcobra Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of December 31, 2016 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b)       All existing accounts receivables of Alcobra and any Alcobra Subsidiary (including those accounts receivable reflected on the Alcobra Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Alcobra Unaudited Interim Balance Sheet and have not yet been collected) represent valid obligations of customers of Alcobra arising from bona fide transactions entered into in the Ordinary Course of Business. All deposits of Alcobra and any Alcobra Subsidiary (including those set forth on the Alcobra Unaudited Interim Balance Sheet) are fully refundable to Alcobra.

3.24       Transactions with Affiliates. Except as set forth in the Alcobra SEC Documents filed prior to the date of this Agreement, since the date of Alcobra’s annual report on Form 20-F for the year ended December 31, 2016 with the SEC, no event has occurred that would be required to be reported by Alcobra pursuant to Item 7B of Form 20-F promulgated by the SEC. Section 3.24 of the Alcobra Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Alcobra as of the date of this Agreement.

3.25       Valid Issuance.  The Alcobra Ordinary Shares to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.26       Code of Ethics. Alcobra has adopted a code of ethics, as defined by Item 16B of Form 20-F of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Alcobra has disclosed any change in or waiver of Alcobra’s code of ethics with respect to any such persons, as required by Item 16B of Form 20-F. To the Knowledge of Alcobra, there have been no violations of provisions of Alcobra’s code of ethics by any such persons.

3.27       Opinion of Financial Advisor. The Alcobra Board of Directors has received an opinion of Ladenburg Thalmann & Co. Inc., the financial advisor to Alcobra, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Alcobra from a financial point of view. Alcobra will furnish an accurate and complete copy of such opinion to Arcturus promptly following execution of this Agreement.

3.28       Shell Company Status. Alcobra is not an issuer identified in Rule 144(i)(1) or of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

3.29       Foreign Private Issuer. Alcobra has at all times since May 17, 2013 been and currently is a “foreign private issuer” as such term is defined in the Exchange Act.

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3.30       Exclusivity of Representations; Reliance.

(a)       Except as expressly set forth in this Article 3, neither Alcobra, the Alcobra Subsidiaries, nor any Person on behalf of Alcobra or the Alcobra Subsidiaries has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Alcobra or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b)       Alcobra and Merger Sub acknowledge and agree that, except for the representations and warranties of Arcturus set forth in Article 2, none of Alcobra, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of Arcturus or any other Person made outside of Article 2 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

Article 4     CERTAIN COVENANTS OF THE PARTIES

4.1       Access and Investigation.  Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms hereto and the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:

(a)       provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries;

(b)       provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and

(c)       permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or reasonably appropriate. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

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(i)       all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(ii)       any written materials or communications sent by or on behalf of a Party to its stockholders;

(iii)       any material notice, document or other communication sent by or on behalf of a Party to any party to any Alcobra Material Contract or Arcturus Material Contract, as applicable, or sent to a Party by any party to any Alcobra Material Contract or Arcturus Material Contract in connection the Contemplated Transactions, as applicable;

(iv)       any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(v)       any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vi)       any material notice, report or other document received by a Party from any Governmental Body.

(d)       Notwithstanding the foregoing, (i) any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such Party’s properties or information and (ii) neither Party nor its respective Representatives or Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege.

(e)       Upon request by Arcturus, Alcobra shall provide an unaudited monthly report setting forth the Alcobra Net Cash expected at Closing as of the end of each calendar month, which shall be delivered within thirty (30) calendar days after the end of such calendar month, or such longer periods as the Parties may agree to in writing.

4.2         Operation of Alcobra’s Business.

(a)       Except as set forth on Section 4.2(a) of the Alcobra Disclosure Schedule, as expressly required or permitted by this Agreement, including in connection with the Potentially Transferrable Assets Dispositions, or as required by applicable Legal Requirements, during the Pre-Closing Period, Alcobra shall: (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iii) conduct its business and operations in compliance with all applicable Legal Requirements and the requirements of all Alcobra Contracts that constitute Alcobra Material Contracts.

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(b)       Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.2(b) of the Alcobra Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, Alcobra shall not, without the prior written consent of Arcturus (which consent shall not be unreasonably withheld or delayed):

(i)       (A) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of Alcobra Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

(ii)       sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except for Alcobra Ordinary Shares issued upon the valid exercise of Alcobra Options outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii)       amend the Articles of Association or other charter or organizational documents of Alcobra, or the certificate of incorporation, bylaws or other charter or organizational documents of Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)       form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)       (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment;

(vi)       (A) adopt, establish or enter into any Alcobra Employee Plan, (B) cause or permit any Alcobra Employee Plan to be amended other than as required by Legal Requirement, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Arcturus, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Alcobra Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Alcobra Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Alcobra Associate, or (G) except as provided in the Alcobra Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Alcobra Associate;

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(vii)       enter into any material transaction outside the Ordinary Course of Business;

(viii)       acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, other than in the Ordinary Course of Business;

(ix)       (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)         enter into, amend or terminate any Alcobra Contract that, if effective as of the date hereof, would constitute an Alcobra Material Contract;

(xi)         initiate or settle any Legal Proceeding;

(xii)       incur any Liabilities or otherwise take any actions other than in the Ordinary Course of Business;

(xiii)      adopt any stockholder rights plan or similar arrangement;

(xiv)       renew, extend or modify the current sublease for Alcobra’s principal executive office space; or

(xv)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Arcturus, directly or indirectly, the right to control or direct Alcobra’s operations during the Pre-Closing Period.

4.3         Operation of Arcturus’s Business.

(a)       Except as set forth on Section 4.3(a) of the Arcturus Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Legal Requirements, during the Pre-Closing Period, Arcturus shall conduct its business and operations in the Ordinary Course of Business in compliance with all applicable Legal Requirements and the requirements of all Arcturus Contracts that constitute Arcturus Material Contracts.

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(b)       Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.3(b) of the Arcturus Disclosure Schedule, as expressly permitted by this Agreement, or as required by applicable Legal Requirements, Arcturus shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Alcobra (which consent shall not be unreasonably withheld or delayed):

(i)       (A) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of Arcturus Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Arcturus Contracts existing as of the date of this Agreement;

(ii)       sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except in connection with shares of Arcturus Common Stock issued upon the valid exercise of Arcturus Options, Arcturus Convertible Notes or Arcturus Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security (except for the grant of options to purchase up to an aggregate 500,000 shares of Arcturus Common Stock under the 2013 Plan), (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii)       amend the certificate of incorporation, bylaws or other charter or organizational documents of Arcturus, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)       form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)       except as set forth on Section 4.3(b)(v) of the Arcturus Disclosure Schedule, (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $150,000;

(vi)       enter into any Contract with a labor union or collective bargaining agreement;

(vii)       except as set forth on Section 4.3(b)(vii) of the Arcturus Disclosure Schedule, acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

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(viii)       (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix)       adopt any stockholder rights plan or similar arrangement; or

(x)       agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Alcobra, directly or indirectly, the right to control or direct Arcturus’ operations during the Pre-Closing Period.

4.4         Notification of Certain Matters.

(a)       During the Pre-Closing Period, Alcobra shall:

(i)       promptly notify Arcturus of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Alcobra, or to the Knowledge of Alcobra, any director or officer of Alcobra, that is commenced or asserted against, or, to the Knowledge of Alcobra, threatened against, Alcobra or any director or officer of Alcobra; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Alcobra Disclosure Schedule; and

(ii)       promptly notify Arcturus in writing of: (A) the discovery by Alcobra of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Alcobra in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Alcobra in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Alcobra in a manner that causes the condition set forth in Section 8.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Arcturus pursuant to this Section 4.4(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Alcobra contained in this Agreement or the Alcobra Disclosure Schedule for purposes of Section 8.1.

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(b)          During the Pre-Closing Period, Arcturus shall:

(i)       promptly notify Alcobra of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Arcturus, or to the Knowledge of Arcturus, any director or officer of Arcturus, that is commenced or asserted against, or, to the Knowledge of Arcturus, threatened against, Arcturus, any of its Subsidiaries, or any director or officer of Arcturus; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement; and

(ii)       promptly notify Alcobra in writing, of: (i) the discovery by Arcturus of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Arcturus in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Arcturus in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Arcturus in a manner that causes the condition set forth in Section 7.2 not to be satisfied; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Alcobra pursuant to this Section 4.4(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Arcturus contained in this Agreement or the Arcturus Disclosure Schedule for purposes of Section 7.1.

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4.5          No Solicitation.

(a)       Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly, other than with respect to Alcobra, as necessary to communicate, discuss, negotiate or consummate the Potentially Transferrable Assets Disposition: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (an “Acquisition Agreement”); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party). Notwithstanding the foregoing, with respect to Alcobra, the subjects of any communications, discussions or negotiations, or the furnishing of information, in each case in connection with the Potentially Transferrable Assets Dispositions pursuant to clauses (i) through (vii) in the preceding sentence shall be limited to information that is reasonably related to the Potentially Transferrable Assets and, for the avoidance of doubt, shall not include any non-public information regarding (x) Alcobra’s other assets, businesses or operations or (y) the Contemplated Transactions.

(b)       Notwithstanding anything contained in Section 4.5(a), prior to receipt of the Required Arcturus Stockholder Vote, in the case of Arcturus, or the Required Alcobra Shareholder Vote, in the case of Alcobra, such Party, (i) may enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.5; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least three (3) Business Days prior to furnishing any such non-public information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; and (D) at least three (3) Business Days prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to Arcturus or Alcobra, as applicable (to the extent such non-public information has not been previously furnished by such Party to Arcturus or Alcobra, as applicable). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

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(c)       If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d)       Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal. The Parties shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person which as heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such Person by or on behalf of the respective Party, and such Party shall use commercially reasonable efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

4.6       Potentially Transferrable Assets. Alcobra shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Potentially Transferrable Assets (the “Potentially Transferrable Assets Disposition”); provided that the Potentially Transferrable Asset Disposition shall not have terms materially different from the Alcobra Letter of Intent and reasonably acceptable to Arcturus; and provided, however, Arcturus may withhold its consent in its sole discretion if (i) Arcturus determines that there are any potential or contingent post-disposition liabilities of any amount or nature whatsoever for Alcobra or its equity holders or (ii) any such disposition could negatively impact the treatment of (A) Alcobra as a United States domestic corporation for purposes of the Code as a result of the Merger or (B) the Merger as a reorganization within the meaning of Section 368(a) of the Code such that no gain or loss is recognized by holders of Arcturus Common Stock as a result of the Merger. Notwithstanding anything to the contrary in this Agreement, the Merger and the other Contemplated Transactions shall not be delayed by or conditioned upon the Potentially Transferrable Asset Disposition. Each Party acknowledges that Alcobra may not be successful in completing, or may determine not to proceed, with the Potentially Transferrable Assets Dispositions. For clarity, if the Potentially Transferrable Assets Dispositions are not completed prior to the Effective Time, the Potentially Transferrable Assets shall be retained by Alcobra.

Article 5      ADDITIONAL AGREEMENTS OF THE PARTIES

5.1          Alcobra Shareholders’ Meeting and Proxy Statement.

(a)       As soon as reasonably practicable following the date of this Agreement but in no event later than the fifth (5th) Business Day after the date hereof, Alcobra shall (i) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with this Section 5.1, convene the Alcobra Shareholders Meeting, and (ii) publish the notice of the Alcobra Shareholders’ Meeting (the “Alcobra Shareholders’ Meeting Notice”). In addition, Alcobra shall prepare, with the cooperation of Arcturus, and cause to be submitted to the SEC the Proxy Statement (with the proxy card required under the Companies Law and the regulations promulgated thereunder).

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(b)       Alcobra covenants and agrees that the Proxy Statement will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with or submitted to the SEC or is first mailed to the Alcobra Shareholders, at the time of the Alcobra Shareholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Alcobra makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Arcturus specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c)       Alcobra shall notify Arcturus promptly of the receipt of any comments from the SEC or the staff of the SEC, if any, and of any request by the SEC or the staff of the SEC, if any, for amendments or supplements to the Proxy Statement or for additional information and shall supply Arcturus with copies of all correspondence between Alcobra or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Contemplated Transactions. Alcobra shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, and shall give Arcturus and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.

(d)       Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and the Companies Law, to respond promptly to any comments of the SEC or its staff. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be submitted to the SEC on a Form 6-K and then mailed to the Alcobra Shareholders within 15 Business Days of the date hereof. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Arcturus occurs, or if Arcturus becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then Arcturus shall promptly inform Alcobra thereof and shall cooperate fully with Alcobra in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the shareholders of Alcobra. No filing of, or amendment or supplement to the Proxy Statement will be made by Alcobra without providing Arcturus a reasonable opportunity to review and comment thereon.

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(e)       Prior to the Effective Time, Alcobra shall, subject to Arcturus undertaking in Section 5.18 below, use best efforts to obtain all regulatory approvals needed to ensure that the Alcobra Ordinary Shares to be issued in the Merger (to the extent required) be exempt from registration or qualification under the securities law of Israel, the Securities Act and every jurisdiction of the United States in which any registered holder of Arcturus Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Arcturus Stockholder Written Consent; provided, however, that Alcobra shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(f)       Each of Arcturus and Alcobra agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement. Alcobra shall not include in the Proxy Statement any information with respect to Arcturus or its Affiliates, the form and content of which information shall not have been approved by Arcturus prior to such inclusion.

5.2         Information Statement; Arcturus Stockholder Written Consent.

(a)       As promptly as practicable after the date of this Agreement but in no event later that second (2nd) Business Day after the Proxy Statement is submitted to the SEC, Arcturus will prepare, with the cooperation of Alcobra, and cause to be mailed an information statement to the Arcturus Stockholders (the “Information Statement”) to solicit the Arcturus Stockholder Written Consent.

(b)       Promptly after the Information Statement has been mailed to the Arcturus Stockholders and in any event no later than five (5) Business Days after the Information Statement Mailing Date, Arcturus shall obtain the Arcturus Stockholder Written Consent for purposes of (i) adopting this Agreement, and approving the Merger, the Preferred Stock Conversion, and the other actions contemplated by this Agreement (the “Arcturus Stockholder Matters”); (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL; and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. The Information Statement shall constitute a disclosure document for the offer and issuance of the Alcobra Ordinary Shares pursuant to this Agreement. Arcturus and Alcobra shall each use commercially reasonable efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of Arcturus and Alcobra agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Arcturus shall not include in the Information Statement any information with respect to Alcobra or its Affiliates, the form and content of which information shall not have been approved by Alcobra prior to such inclusion.

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(c)       Arcturus agrees that, subject to Section 5.2(d): (i) the Arcturus Board of Directors shall recommend that Arcturus Stockholders vote to approve the Arcturus Stockholder Matters (the “Arcturus Board Recommendation”); (ii) the Information Statement will include the Arcturus Board Recommendation; and (iii) (A) the Arcturus Board Recommendation shall not be withdrawn or modified in a manner adverse to Alcobra, and no resolution by the Arcturus Board of Directors or any committee thereof to withdraw or modify the Arcturus Board Recommendation in a manner adverse to Alcobra shall be adopted or proposed and (B) the Arcturus Board of Directors shall not recommend any Acquisition Transaction (collectively with any failure to make or include the recommendation as set forth in sub-sections (i) and (ii) above, an “Arcturus Board Adverse Recommendation Change”).

(d)       Notwithstanding the foregoing, at any time prior to the receipt of the Required Arcturus Stockholder Vote, the Arcturus Board of Directors may make an Arcturus Board Adverse Recommendation Change, if the Arcturus Board of Directors has received an Acquisition Proposal that the Arcturus Board of Directors has determined in its reasonable, good faith judgment, after consultation with Arcturus’s outside legal counsel, constitutes a Superior Offer, the Arcturus Board of Directors determines in its good faith judgment, after consultation with Arcturus’s outside legal counsel, that an Arcturus Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Legal Requirements; provided, however, that prior to Arcturus taking any action permitted under this Section 5.2(d), Arcturus must (1) promptly notify Alcobra, in writing, at least five (5) Business Days (the “Notice Period”) before making an Arcturus Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Arcturus has received an Acquisition Proposal that the Arcturus Board of Directors intends to declare a Superior Offer and that the Arcturus Board of Directors intends to make an Arcturus Board Adverse Recommendation Change, and (2) attach to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer.

(e)       Notwithstanding Section 5.2(d), Arcturus’s obligation to solicit the consent of its stockholders to sign the Arcturus Stockholder Written Consent in accordance with Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Arcturus Board Recommendation.

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5.3          Alcobra Shareholders’ Meeting.

(a)       As promptly as practicable after the date hereof, Alcobra shall take all action necessary under applicable Legal Requirements to call, give notice of (pursuant to publication of the Alcobra Shareholders’ Meeting Notice in accordance with Section 5.1 above) and hold a meeting of the holders of Alcobra Ordinary Shares for the purpose of seeking approval of the following items, (A) the amendment of Alcobra’s Articles of Association to increase the authorized Alcobra Ordinary Shares, (B) the amendment of Alcobra’s Articles of Association to effect the Reverse Split, (C) the amendment of Alcobra’s Articles of Association to effect the name change of Alcobra (subject to consent of the Israeli Companies Registrar), (D) to approve the purchase by Alcobra of a “Runoff” directors’ and officers’ liability insurance policy for a period of seven years following the Closing, and (E) any other matter required, at the reasonable discretion of the Board of Directors of Alcobra and agreed to by Arcturus, in order to give effect to the transactions contemplated under this Agreement (the matters contemplated by the foregoing clauses (A)–(E), collectively, the “Alcobra Shareholder Matters”) and (ii) mail to the Alcobra Shareholders as of the record date established for stockholders’ meeting of Alcobra, the Proxy Statement (such meeting, the “Alcobra Shareholders’ Meeting”).

(b)       Alcobra agrees that, subject to Section 5.3(c): (i) the Alcobra Board of Directors shall recommend that the holders of Alcobra Ordinary Shares vote to approve the Alcobra Shareholder Matters; (ii) the Proxy Statement shall include a statement to the effect that the Alcobra Board of Directors recommends that Alcobra Shareholders vote to approve the Alcobra Shareholder Matters (the “Alcobra Board Recommendation”); (iii) the Alcobra Board of Directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.1 above; and (iv) (A) the Alcobra Board Recommendation shall not be withdrawn or modified in a manner adverse to Arcturus, and no resolution by the Alcobra Board of Directors or any committee thereof to withdraw or modify the Alcobra Board Recommendation in a manner adverse to Arcturus shall be adopted or proposed and (B) the Alcobra Board of Directors shall not recommend any Acquisition Transaction (collectively with any failure to make or include the recommendation as set forth in sub-sections (i) and (ii) above, an “Alcobra Board Adverse Recommendation Change”).

(c)       Notwithstanding the foregoing, at any time prior to the receipt of the Required Alcobra Shareholder Vote, the Alcobra Board of Directors may make an Alcobra Board Adverse Recommendation Change, if the Alcobra Board of Directors has received an Acquisition Proposal that the Alcobra Board of Directors has determined in its reasonable, good faith judgment, after consultation with Alcobra’s outside legal counsel, constitutes a Superior Offer, the Alcobra Board of Directors determines in its good faith judgment, after consultation with Alcobra’s outside legal counsel, that an Alcobra Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Legal Requirements; provided, however, that prior to Alcobra taking any action permitted under this Section 5.3(c), Alcobra must (1) promptly notify Arcturus, in writing, within the Notice Period before making an Alcobra Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Alcobra has received an Acquisition Proposal that the Alcobra Board of Directors intends to declare a Superior Offer and that the Alcobra Board of Directors intends to make an Alcobra Board Adverse Recommendation Change, and (2) attach to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer.

(d)       Notwithstanding Section 5.3(c), Alcobra’s obligation to call, give notice of and hold the Alcobra Shareholders’ Meeting in accordance with Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Alcobra Board Recommendation.

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(e)       Nothing contained in this Agreement shall prohibit Alcobra or its Board of Directors from making any disclosure to the Alcobra Shareholders if the Alcobra Board of Directors determines in good faith, after consultation with its outside legal counsel, that such disclosure is required for the Alcobra Board of Directors to comply with its fiduciary duties to the Alcobra Shareholders under applicable Legal Requirements; provided, however, that (A) in the case of any such disclosure or public statement shall be deemed to be an Alcobra Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Alcobra Board of Directors reaffirms the Alcobra Board Recommendation in such disclosure or public statement or within five (5) Business Days of such disclosure or public statement; and (B) Alcobra shall not affect an Alcobra Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4          Regulatory Approvals.

(a)       Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all Legal Requirements that may be imposed on such Party with respect to the Contemplated Transactions and, subject to the conditions set forth in Article 6 hereof, to consummate the Contemplated Transactions, as promptly as practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees to file or otherwise submit, as soon as practicable after the date of this Agreement, but in any event no later than 10 Business Days of the date hereof, all applications, notices, reports, undertakings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b)       Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.4(a); and (ii) keep Arcturus or Alcobra, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Body relating to the Contemplated Transactions. Subject to applicable Legal Requirements relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

5.5       IIA. No later than three Business Days prior to the Effective Time, Alcobra, in consultation with Arcturus, shall: (i) submit an application to the Tmura Fund at the IIA to close File No. 42073 at the IIA, (ii) submit such forms and undertakings as required by the IIA and/or under the IIA Directive 200-04 in connection with such application and (iii) shall cooperate with the IIA as may be reasonably required by the IIA in connection with its review of such application. Alcobra does not provide any representation or warranty that such application will indeed be approved and Arcturus confirms that such approval is not a condition to Closing under this Agreement.

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5.6          Arcturus Options.

(a)       At the Effective Time, each Arcturus Option that is outstanding and unexercised immediately prior to the Effective Time under the 2013 Plan, whether or not vested, shall be assumed by Alcobra and converted into an option to purchase Alcobra Ordinary Shares, and Alcobra shall assume the 2013 Plan and each such Arcturus Option in accordance with the terms (as in effect as of the date of this Agreement) of the 2013 Plan and the terms of the stock option agreement by which such Arcturus Option is evidenced. All rights with respect to Arcturus Common Stock under Arcturus Options assumed by Alcobra shall thereupon be converted into rights with respect to Alcobra Ordinary Shares. Accordingly, from and after the Effective Time: (i) each Arcturus Option assumed by Alcobra may be exercised solely for Alcobra Ordinary Shares; (ii) the number of Alcobra Ordinary Shares subject to each Arcturus Option assumed by Alcobra shall be determined by multiplying (A) the number of shares of Arcturus Common Stock that were subject to such Arcturus Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of Alcobra Ordinary Shares; (iii) the per share exercise price for the Alcobra Ordinary Shares issuable upon exercise of each Arcturus Option assumed by Alcobra shall be determined by dividing (A) the per share exercise price of Arcturus Common Stock subject to such Arcturus Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Arcturus Option assumed by Alcobra shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Arcturus Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of an Arcturus Option, such Arcturus Option assumed by Alcobra in accordance with this Section 5.6(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Alcobra Ordinary Shares subsequent to the Effective Time; and (B) the Alcobra Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Arcturus Board of Directors or any committee thereof with respect to each Arcturus Option assumed by Alcobra. Notwithstanding anything to the contrary in this Section 5.6(a), the conversion of each Arcturus Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase Alcobra Ordinary Shares shall be made in a manner consistent with Treasury Regulation Sections 1.424-1 and 1.409A-1(b)(5), such that the conversion of an Arcturus Option shall not constitute a “modification” of such Arcturus Option for purposes of Section 409A or Section 424 of the Code.

(b)       Prior to the Effective Time, Arcturus shall take all actions that may be necessary (under the 2013 Plan and otherwise) to effectuate the provisions of this Section 5.6 and to ensure that, from and after the Effective Time, holders of Arcturus Options have no rights with respect thereto other than those specifically provided in this Section 5.6.

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5.7          Alcobra Employee and Benefits Matters.

(a)       Unless otherwise agreed in writing by Arcturus pursuant to a written notice provided to Alcobra no later than three (3) calendar days prior to the Closing Date, effective as of the Effective Time, and subject to any applicable law (including the obtaining of permits from the relevant authorities for employees whose termination may require formal permission, such as pregnant women or men serving in active military reserve duty (the “Termination Permits” and “Protected Employees”, respectively)), Alcobra shall, and shall cause any Alcobra Subsidiary to, terminate the employment and service of each Alcobra Associate (the “Terminated Alcobra Associates”) other than those employees which Arcturus shall notify Alcobra should not be terminated, such that neither Alcobra nor any Alcobra Subsidiary shall have any Alcobra Associate in its employ or service as of the Effective Time other than those employees which Arcturus has designated. Alcobra shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Alcobra Associate in full compliance with applicable laws, regulations, precedents and contractual agreements (including due process), and, with respect to Protected Employees, will approach immediately after signing of this Agreement and upon consulting and coordinating with Arcturus all the relevant Governmental Bodies in order to obtain all required Termination Permits for the termination of such Protected Employees’ employment. Alcobra shall, and shall cause any of Alcobra Subsidiary to, terminate such Protected Employee’s employment as of the Closing, or as soon thereafter as is legally permitted.

(b)       As a condition to payment of any Terminated Alcobra Associate Payment to a Terminated Alcobra Associate and prior to the Closing Date, Alcobra will use commercially reasonable efforts to obtain from each Terminated Alcobra Associate an effective release of claims subject to applicable Law, the form of which shall be subject to approval by Arcturus, which approval shall not be unreasonably withheld, and effective as of the Closing Date. Prior to the Closing, Alcobra shall use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state or Israeli Legal Requirement equivalent with respect to the Terminated Alcobra Associates.

(c)       Schedule 5.7(c) sets forth, with respect to each Terminated Alcobra Associate and each Previously Terminated Alcobra Associate (together, the “Former Alcobra Associates”), Alcobra’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, notice payments and/or obligations, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Former Alcobra Associate, and the amount by which any of such Former Alcobra Associate’s compensation or benefits may be accelerated or increased, and any related Tax or contribution payable by Alcobra, in each case, whether under any Alcobra Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Former Alcobra Associate at or at any time prior to the Effective Time (together, the “Terminated Alcobra Associate Payments”). To the extent required to be paid prior to the Closing, Alcobra shall cause all Terminated Alcobra Associate Payments to be paid and satisfied in full such that Alcobra, the Surviving Corporation, Arcturus and any of their Affiliates shall not have any Tax or other Liability with respect to the Former Alcobra Associates on or following the Effective Time.

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(d)       Effective no later than the day immediately preceding the Closing Date, Alcobra shall take all required action to terminate (i) all Alcobra Employee Plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Alcobra Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Alcobra 401(k) Plan”), and (ii) each other Alcobra Employee Plan set forth on Schedule 5.7(d) attached hereto unless written notice is provided by Arcturus to Alcobra no later than three (3) calendar days prior to the Closing Date, instructing Alcobra not to terminate any such Alcobra Employee Plan. Alcobra shall provide Arcturus with evidence that such Alcobra Employee Plan(s) have been terminated (or with respect to any health and welfare benefit plan with a monthly coverage period that irrevocable action to terminate such Alcobra Employee Plan(s) at the end of such monthly period has been taken) effective no later than the day immediately preceding the Closing Date pursuant to resolutions of the Alcobra Board of Directors. The form and substance of such resolutions shall be subject to reasonable review and approval of Arcturus. Alcobra also shall take such other actions in furtherance of terminating such Alcobra Employee Plan(s) as Arcturus may reasonably require. In the event that termination of the Alcobra Employee Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Alcobra shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Arcturus no later than 14 calendar days prior to the Closing Date.

(e)       This Section 5.7 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement. Nothing in this Section 5.7, express or implied, will (i) constitute or be treated as an amendment of any Alcobra Employee Plan or Arcturus Employee Plan (or an undertaking to amend any such plan), (ii) prohibit Alcobra, any Alcobra Affiliate, Arcturus, or any Arcturus Affiliate from amending, modifying or terminating any Alcobra Employee Plan or Arcturus Employee Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than Alcobra and Arcturus.

5.8          Indemnification of Officers and Directors.

(a)       From the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, each of Alcobra and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Alcobra (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Alcobra, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the Companies Law and in the case of the Surviving Corporation to the fullest extent permitted under the DGCL.

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(b)       The Articles of Association of Alcobra and the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Alcobra shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Alcobra than are presently set forth in the Articles of Association of Alcobra and the certificate of incorporation and bylaws of Arcturus, as applicable, which provisions shall not be amended, modified or repealed for a period of seven years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Alcobra.

(c)       Alcobra shall purchase a “tail” insurance policy for Alcobra’s officers and directors with an effective date as of the Closing Date, which shall remain effective for seven years following the Closing Date, with at least the same coverage and amounts and containing the same terms and conditions that are not less favorable to the Alcobra officers and directors than the Existing Alcobra D&O Policies.

(d)       Alcobra shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.8 in connection with their enforcement of their rights provided in this Section 5.8.

(e)       The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, charter, statute, bylaw, Articles of Association or agreement. The obligations of Alcobra under this Section 5.8 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.8 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.8 applies, as well as their heirs and representatives, shall be third party beneficiaries of this Section 5.8, each of whom may enforce the provisions of this Section 5.8).

(f)       In the event Alcobra or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Alcobra or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Alcobra shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.

5.9       Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

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5.10       Disclosure.  Without limiting Arcturus’s or Alcobra’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party has approved such press release or disclosure in writing; (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; (c) such press release or disclosure is consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); or (d) such press release or disclosure is to be issued or made in accordance with the provisions of Section 5.3(e).

5.11       Listing.  Alcobra shall use its commercially reasonable efforts to: (a) maintain its existing listing on the NASDAQ Global Market and to obtain approval of the listing of the combined company on the NASDAQ Global Market; (b) to effect the Reverse Split, (c) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit a notification form for the listing of the Alcobra Ordinary Shares to be issued in the Merger, and (ii) to cause such shares to be approved for listing (subject to notice of issuance); and (d) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing for the Alcobra Ordinary Shares on the NASDAQ Global Market (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be approved for listing (subject to official notice of issuance). Arcturus will cooperate with Alcobra as reasonably requested by Alcobra with respect to the Nasdaq Listing Application and promptly furnish to Alcobra all information concerning Arcturus and Arcturus Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12       Tax Matters.

(a)       Alcobra, Merger Sub and Arcturus shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)       This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

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(c)       All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (collectively, “Transfer Taxes”) shall be paid when due by the party, without deduction from any amount payable to the Shareholders, upon which such Taxes and fees are imposed under applicable Legal Requirements, and such party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the applicable Shareholders and the Parties hereto will, and will cause their applicable Affiliates to, join in the execution of any such Tax Returns and other documentation; provided that any Transfer Taxes with respect to interests in real property owned, directly or indirectly, by Arcturus or any of its Subsidiaries shall be borne by Alcobra and expressly shall not be a Liability of the Shareholders.

(d)       The Parties acknowledge and agree that (i) Section 7874 of the Code will apply to the Merger, (ii) as a result of the application of Section 7874 of the Code, Alcobra will be treated as a United States domestic corporation for purposes of the Code, and (iii) the Parties shall not take any tax reporting position inconsistent with the foregoing for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.13       Legends.  Alcobra shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any Alcobra Ordinary Shares to be received in the Merger by Arcturus Stockholders for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Alcobra Ordinary Shares.

5.14       Directors and Officers.  Immediately prior to the Effective Time, (A) Alcobra shall cause such members of the Alcobra Board of Directors as agreed upon between Alcobra and Arcturus (which such members shall include all members of the Alcobra Board of Directors other than three members) to tender their resignation from the Board of Directors of Alcobra effective immediately (such resigning directors, the “Alcobra Director Resignees”); provided that at least one (1) of the members of the Alcobra Board of Directors that does no tender their resignation shall have extensive drug research and development experience, (B) the Alcobra Board of Directors shall appoint four (4) new members selected by Arcturus to the Alcobra Board of Directors, as permitted under Article 4.2.3 to the Articles of Association of Alcobra (the “Arcturus Designees”), and (C) the Alcobra Board of Directors shall appoint each of the directors to the committees of the Alcobra Board of Directors as to be determined by Arcturus, provided that after (A), (B) and (C) above shall have taken place, the Alcobra Board of Directors and the Alcobra committees shall satisfy the requisite independence requirements for the Alcobra Board of Directors, as well as the sophistication, expertise and independence requirements for the required committees of the Alcobra Board of Directors, pursuant to NASDAQ’s listing standards, and other requirements under the Companies Law. In addition, the Alcobra Board of Directors and Alcobra Chief Executive Officer, as the case may be, shall take all necessary action to appoint each of the individuals set forth on Schedule 5.14, and as may be selected by Arcturus prior to Closing, as officers of Alcobra to hold the offices set forth opposite his or her name to be effective at the Effective Time.

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5.15       Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Legal Requirement becomes or is deemed to applicable to Alcobra, Arcturus, Merger Sub, or the Contemplated Transactions, then each of Alcobra, Arcturus, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Legal Requirement inapplicable to the foregoing.

5.16       Preferred Stock.  Arcturus shall take all action necessary to effect the Preferred Stock Conversion immediately prior to the Effective Time.

5.17       Termination of Certain Agreements and Rights.  Arcturus shall use commercially reasonable efforts to terminate, at or prior to the Effective Time, those agreements set forth on Schedule 5.17 (collectively, the “Investor Agreements”).

5.18       Validity of Private Placement.  Arcturus shall provide reasonable evidence to Alcobra that the issuance of Alcobra Ordinary Shares in the Merger shall validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue-sky” laws and equivalent provisions under applicable Israeli law.

5.19       Shareholder Litigation.  Alcobra shall control any Legal Proceeding brought by stockholders of Alcobra against Alcobra and/or its directors relating to the Contemplated Transactions (“Shareholder Litigation”); provided, that Alcobra shall give Arcturus the right to review and comment in advance on all material filings or responses to be made by Alcobra in connection with any Shareholder Litigation, the right to participate (at Arcturus’ expense) in such Shareholder Litigation, and the right to consult on the settlement with respect to such Shareholder Litigation, and Alcobra shall in good faith take such comments into account, and, no such settlement shall be agreed to without Arcturus’ prior written consent. Alcobra shall promptly notify Arcturus of any such Shareholder Litigation brought, or threatened, against Alcobra and/or members of Alcobra Board of Directors and shall keep Arcturus informed on a current basis with respect to the status thereof.

Article 6      CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1         No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

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6.2          Stockholder Approval.  (a) Arcturus has obtained the Required Arcturus Stockholder Vote, (b) Alcobra has obtained the Required Alcobra Shareholder Vote, and (c) Arcturus has received evidence, in form and substance satisfactory to it, that Merger Sub has obtained the Required Merger Sub Stockholder Vote.

6.3          Listing.  (a) The existing Alcobra Ordinary Shares have been continually listed on The NASDAQ Global Market or be listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the Alcobra Ordinary Shares to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Global Market or The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the Nasdaq Listing Application has been approved for listing (subject to official notice of issuance).

6.4         No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Alcobra, Merger Sub or Arcturus any damages or other relief that may be material to Alcobra or Arcturus; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Alcobra; (d) that would materially and adversely affect the right or ability of Alcobra or Arcturus to own the assets or operate the business of Alcobra or Arcturus; or (e) seeking to compel Arcturus, Alcobra or any Alcobra Subsidiary to dispose of or hold separate any material assets as a result of the Merger.

Article 7        ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ALCOBRA AND MERGER SUB

The obligations of Alcobra and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Alcobra, at or prior to the Closing, of each of the following conditions:

7.1         Accuracy of Representations. (a) The representations and warranties of Arcturus in Section 2.4(a), Section 2.4(b), and Section 2.4(c) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); (b) the representations and warranties of the Arcturus set forth in clause “(b)” of the first sentence of Section 2.6 (Absence of Changes) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time (it being understood that any update of or modification to the Arcturus Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); (c) the representations and warranties of Arcturus set forth in Section 2.13(n) and of Alcobra and Merger Sub set forth in Section 3.14(n) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time; and (d) all other representations and warranties of Arcturus in Article 2 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have an Arcturus Material Adverse Effect (provided that all “Arcturus Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Arcturus in Article 2 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

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7.2          Performance of Covenants. Each of the covenants and obligations in this Agreement that Arcturus is required to comply with or to perform at or prior to the Closing have been complied with and performed by Arcturus in all material respects.

7.3          No Arcturus Material Adverse Effect. Since the date of this Agreement, there has not occurred any Arcturus Material Adverse Effect that is continuing.

7.4          Preferred Stock Conversion. Arcturus has effected a conversion of all shares of Arcturus Preferred Stock into shares of Arcturus Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

7.5          Warrant Exercise. Arcturus shall have effected the Warrant Exercise prior to the Effective Time.

7.6          Debt Conversion. Arcturus shall have effected the Convertible Notes Conversion immediately prior to the Effective Time.

7.7          Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.8          Closing Certificate. Alcobra shall have received from Arcturus a certificate executed by the Chief Executive Officer and Chief Financial Officer of Arcturus confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.5, and 7.6 have been duly satisfied.

7.9          FIRPTA Certificate. Alcobra shall have received from Arcturus a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Alcobra along with written authorization for Alcobra to deliver such notice form to the Internal Revenue Service on behalf of Arcturus upon the Closing.

7.10       Arcturus Closing Financial Certificate. Alcobra shall have received from Arcturus the Arcturus Closing Financial Certificate, a draft of which shall have been provided to Alcobra at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Alcobra to verify and determine the information contained therein.

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7.11        Arcturus Allocation Certificate. Alcobra shall have received from Arcturus the Allocation Certificate.

7.12       Lock-up Agreements. The Lock-up Agreements executed by the signatories listed on Schedule B will continue to be in full force and effect as of immediately following the Effective Time.

Article 8      ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ARCTURUS

The obligations of Arcturus to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Arcturus, at or prior to the Closing, of each of the following conditions:

8.1          Accuracy of Representations. (a) The representations and warranties of Alcobra and Merger Sub in Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(e) (Capitalization) and Section 3.29 (Foreign Private Issuer), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); (b) the representations and warranties of the Alcobra set forth in clause “(b)” of the first sentence of Section 3.6 (Absence of Changes) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time (it being understood that any update of or modification to the Alcobra Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); (c) the representations and warranties of Arcturus set forth in Section 2.13(n) and of Alcobra and Merger Sub set forth in Section 3.14(n) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time; and (d) all other representations and warranties of Alcobra and Merger Sub in Article 3 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have an Alcobra Material Adverse Effect (provided that all “Alcobra Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Alcobra in Article 3 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

8.2          Performance of Covenants. Each of the covenants and obligations in this Agreement that either Alcobra or Merger Sub is required to comply with or to perform at or prior to the Closing have been complied with and performed in all material respects.

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8.3          No Alcobra Material Adverse Effect. Since the date of this Agreement, there has not occurred any Alcobra Material Adverse Effect that is continuing.

8.4          Termination of Contracts. Arcturus has received evidence, in form and substance satisfactory to it, that all Alcobra Contracts (other than the Alcobra Contracts listed on Schedule 8.4) have been (a) terminated, assigned, or fully performed by Alcobra and (b) all obligations of Alcobra thereunder have been fully satisfied, waived or otherwise discharged.

8.5          Board of Directors and Officers. Alcobra has caused the Alcobra Board of Directors and the officers of Alcobra, to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.

8.6          Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Alcobra has failed to provide, with respect to any Alcobra SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. Section 1350.

8.7          Satisfaction of Liabilities. Alcobra has satisfied all of its Liabilities with respect to the matters listed on Schedule 8.7 as of the Closing Date and Arcturus has received payoff letters or other proof of payment evidencing the satisfaction of such Liabilities and release of any related to such Liabilities, in form and substance satisfactory to Arcturus.

8.8          Amendments to Articles of Association. Alcobra has effected the Reverse Split and has provided a copy of the amendments to Alcobra’s Articles of Association effecting the Reverse Split and increase in the number of authorized Alcobra Ordinary Shares certified by its Chief Executive Officer.

8.9          Documents. Arcturus has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a)       a certificate executed by the Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, and 8.7, have been duly satisfied;

(b)       (i) certificates of good standing of each of Alcobra and Merger Sub in its jurisdiction of organization (to the extent applicable) and the various foreign jurisdictions in which each is qualified to do business, (ii) certified copies of the Articles of Association of Alcobra and the certificate of incorporation and bylaws of Merger Sub, (iii) a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer of each of Alcobra and Merger Sub, and (iv) the adoption of resolutions of the Alcobra Board of Directors and the board of directors of Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Alcobra and Merger Sub hereunder;

(c)       resignations and/or separation and general release agreements in forms satisfactory to Arcturus, dated as of the Closing Date and effective as of the Closing executed by all officers and directors of Alcobra who are not to continue as officers or directors of Alcobra pursuant to Section 5.14 hereof;

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(d)       the Alcobra Closing Financial Certificate, a draft of which shall have been provided at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Arcturus to verify and determine the information contained therein; and

(e)       the Alcobra Outstanding Share Certificate.

8.10         Alcobra Net Cash. Alcobra and Arcturus have agreed in writing upon the Alcobra Net Cash Calculation, or the Accounting Firm has delivered its determination with respect to the Alcobra Net Cash Calculation, in each case pursuant to Section 1.6, and the Alcobra Net Cash is greater than or equal to $30,000,000.

8.11        Lock-up Agreements. The Lock-up Agreements executed by the signatories determined in accordance with Schedule C will continue to be in full force and effect as of immediately following the Effective Time.

8.12        Arcturus Designees. The Alcobra Director Resignees shall have resigned from the Alcobra Board of Directors and the Arcturus Designees shall have been appointed to the Alcobra Board of Directors to serve until the balance of the term of the Alcobra Director Resignees.

Article 9       TERMINATION

9.1          Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Arcturus’s stockholders or whether before or after approval of the Alcobra Shareholder Matters by the Alcobra Shareholders, as applicable, unless otherwise specified below):

(a)       by mutual written consent duly authorized by the Boards of Directors of Alcobra and Arcturus;

(b)       by either Alcobra or Arcturus if the Merger shall not have been consummated by December 31, 2017 (the “Outside Date”); provided that if the Arcturus Merger Shares do not qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act, the equivalent state “blue-sky” laws or the equivalent provisions under applicable Israeli law, the Outside Date shall be extended by two (2) months; and provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Arcturus, on the one hand, or to Alcobra, on the other hand, if such Party’s (or, in the case of Alcobra, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement;

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(c)       by either Alcobra or Arcturus if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)       by Alcobra if the Required Arcturus Stockholder Vote shall not have been obtained within five (5) Business Days of the Information Statement being mailed to the Arcturus Stockholders, provided, however, that once the Required Arcturus Stockholder Vote has been obtained, Alcobra may not terminate this Agreement pursuant to this Section 9.1(d);

(e)       by either Alcobra or Arcturus if (i) the Alcobra Shareholders’ Meeting (including any adjournments and postponements thereof) has been held and completed and the Alcobra Shareholders have taken a final vote on the Alcobra Shareholder Matters and (ii) the Alcobra Shareholder Matters have not been approved at the Alcobra Shareholders’ Meeting (or any adjournment or postponement thereof) by the Required Alcobra Shareholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Alcobra where the failure to obtain the Required Alcobra Shareholder Vote has been caused by the action or failure to act of Alcobra or Merger Sub and such action or failure to act constitutes a material breach by Alcobra or Merger Sub of this Agreement;

(f)       by Arcturus (at any time prior to obtaining the Required Alcobra Shareholder Vote) if any of the following events have occurred: (i) Alcobra failed to include the Alcobra Board Recommendation in the Proxy Statement; (ii) the Alcobra Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iii) Alcobra has failed to hold the Alcobra Shareholders’ Meeting within 60 calendar days of the mailing of the Proxy Statement (other than to the extent that the Proxy Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a delay with respect to the Proxy Statement, in which case such 60-calendar day period shall be tolled for the earlier of thirty (30) calendar days or so long as such SEC mandated delay remains in effect or such proceeding or threatened proceeding remains pending); (iv) Alcobra has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Alcobra or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5;

(g)       by Alcobra (at any time prior to the approval of the Merger by the Required Arcturus Stockholder Vote) if any of the following events have occurred: (i) the Arcturus Board of Directors failed to include the Arcturus Board Recommendation in the Proxy Statement; (ii) the Arcturus Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iii) Arcturus has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (iv) Arcturus or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement;

(h)       by Arcturus, upon a breach of any representation, warranty, covenant or agreement on the part of Alcobra or Merger Sub set forth in this Agreement, or if any representation or warranty of Alcobra or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, however, that if such inaccuracy in Alcobra’s or Merger Sub’s representations and warranties or breach by Alcobra or Merger Sub is curable by Alcobra or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Arcturus to Alcobra of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h); provided further, however, that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure to obtain the Required Alcobra Shareholder Vote (in which case, termination must be made pursuant to Section 9.1(e));

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(i)       by Alcobra, upon a breach of any representation, warranty, covenant or agreement on the part of Arcturus set forth in this Agreement, or if any representation or warranty of Arcturus has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, however, that if such inaccuracy in Arcturus’s representations and warranties or breach by Arcturus is curable by Arcturus, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Alcobra to Arcturus of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required Arcturus Stockholder Vote (in which case, termination must be made pursuant to Section 9.1(d);

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3          Expenses; Termination Fees.

(a)       Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, further, that Alcobra shall pay for all fees and expenses incurred by engagement of the Exchange Agent and in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Proxy Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

(b)

(i)       If this Agreement is terminated by Alcobra or Arcturus pursuant to (A) Section 9.1(e) or (B) Section 9.1(f) and at any time before the Alcobra Shareholders’ Meeting an Acquisition Proposal with respect to Alcobra has been publicly announced, disclosed or otherwise communicated to the Alcobra Board of Directors, then Alcobra shall pay to Arcturus, within 10 Business Days after termination, a nonrefundable fee in an amount equal to $3,000,000 (the “Arcturus Termination Fee”), in addition to any amount payable to Arcturus pursuant to Section 9.3(c) or Section 9.3(e).

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(ii)       If (A) this Agreement is terminated by Alcobra pursuant to Section 9.1(d) or Section 9.1(g), (B) at any time before obtaining the Required Arcturus Stockholder Vote an Acquisition Proposal with respect to Arcturus has been publicly announced, disclosed or otherwise communicated to the Arcturus Board of Directors, and (C) in the event this Agreement is terminated pursuant Section 9.1(d), within 12 months after the date of such termination, Arcturus enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Arcturus shall pay to Alcobra, within 10 Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $3,000,000 (the “Alcobra Termination Fee”), in addition to any amount payable to Alcobra pursuant to Section 9.3(d) or Section 9.3(e).

(c)       (i) If this Agreement is terminated by Arcturus pursuant to Section 9.1(e), Section 9.1(f) or Section 9.1(h), or (ii) if this Agreement is terminated by Alcobra pursuant to Section 9.1(e), or (iii) in the event of a failure of Arcturus to consummate the transactions to be consummated at the Closing solely as a result of an Alcobra Material Adverse Effect as set forth in Section 8.3 (provided, that at such time all of the other conditions precedent to Alcobra’s obligation to close set forth in Article 6 and Article 7 of this Agreement have been satisfied by Arcturus, are capable of being satisfied by Arcturus or have been waived by Alcobra), then Alcobra shall reimburse Arcturus for all reasonable fees and expenses incurred by Arcturus in connection with this Agreement and the transactions contemplated hereby, including: (A) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Proxy Statement and Information Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), excluding legal fees and expenses; and (B) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (A) and (B) above (collectively referred to as the “Third-Party Expenses”) shall be capped at a maximum of $300,000 for such Third-Party Expenses; plus (C) reimbursement of all fees and expenses of Arcturus’s legal counsel in connection with preparation of the Proxy Statement (“Proxy Statement and Information Statement Expenses”). Such payment shall be made by wire transfer of same-day funds within 10 Business Days following the date on which Arcturus submits to Alcobra true and correct copies of reasonable documentation supporting such Third-Party Expenses and Proxy Statement and Information Statement Expenses.

(d)       (i) If this Agreement is terminated by Alcobra pursuant to Section 9.1(d), Section 9.1(g), or Section 9.1(i), or (ii) in the event of a failure of Alcobra to consummate the transactions to be consummated at the Closing solely as a result of an Arcturus Material Adverse Effect as set forth in Section 7.3 (provided, that at such time all of the other conditions precedent to Arcturus’s obligation to close set forth in Article 6 and Article 8 of this Agreement have been satisfied by Alcobra, are capable of being satisfied by Alcobra or have been waived by Arcturus), then Arcturus shall reimburse Alcobra for all Third-Party Expenses incurred by Alcobra up to a maximum of $300,000, by wire transfer of same-day funds within 10 Business Days following the date on which Alcobra submits to Arcturus true and correct copies of reasonable documentation supporting such Third-Party Expenses.

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(e)       If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), Section 9.3(c), or Section 9.3(d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f)       The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Alcobra or Arcturus be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3, are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Article 10     MISCELLANEOUS PROVISIONS

10.1        Non-Survival of Representations and Warranties. The representations and warranties of Arcturus, Merger Sub and Alcobra contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10.1 shall survive the Effective Time.

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10.2        Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Arcturus, Merger Sub and Alcobra at any time (whether before or after obtaining the Required Alcobra Shareholder Vote or the Required Arcturus Stockholder Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made, which by applicable Legal Requirement requires further approval of the stockholders of such Party, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Arcturus, Merger Sub and Alcobra.

10.3        Waiver.

(a)       No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)       No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4       Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5       Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Parties irrevocably waives the right to trial by jury.

10.6       Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

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10.7       Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of each other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without each other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than (a) the Parties hereto and (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8       Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, electronic mail, or by facsimile to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such Party below (or to such other address, electronic mail address, or facsimile telephone number as such Party has specified in a written notice given to the other Parties hereto):

if to Alcobra or Merger Sub:

Alcobra Ltd.

Azrieli Triangle Building, 132 Derech Menachem Begin, 39th Floor

Tel Aviv 6701101 Israel

Facsimile No.: +972 (72) 220-4664

Attention: Dr. Tomer Berkovitz
E-Mail: tomer@alcobra-pharma.com

with a copy to:

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

1633 Broadway,

New York, NY 10019,

Facsimile No.: (212) 660-3001

Attention: Shy S. Baranov
E-Mail: sbaranov@zag-sw.com

if to ARCTURUS:

Arcturus Therapeutics, Inc.

10628 Science Center Drive #200
San Diego, CA 92121
Telephone No.: (858) 900-2660
Attention: Joseph E. Payne
E-mail: joe@arcturusrx.com

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with a copy to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

Facsimile No.: (858) 550-6420

Attention:      Tom Coll

                       Rama Padmanabhan

E-Mail:          tcoll@cooley.com

                       rama@cooley.com

and

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Road

Ramat Gan, 5250608 Israel

Facsimile No.: +972-3-610-3100

Attention:      David S. Glatt

E-Mail:         dglatt@meitar.com

10.9       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10       Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

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10.11     Construction.

(a)       For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine.

(b)        and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)       The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(d)       As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e)       Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f)       The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ALCOBRA LTD.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

By:	/s/ Yaron Daniely
Name:	Yaron Daniely
Title:	Chairman of Board of Directors

ALEPH MERGERSUB, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

By:	/s/ Yaron Daniely
Name:	Yaron Daniely
Title:	Director

ARCTURUS THERAPEUTICS, INC.

By:	/s/ Joseph E. Payne
Name:	Joseph E. Payne
Title:	President & Chief Executive Officer

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2010 Plan” has the meaning set forth in Section 3.4(b).

“2013 Plan” has the meaning set forth in Section 2.4(b).

“Accounting Firm” has the meaning set forth in Section 1.6(e).

“Acquisition Agreement” has the meaning set forth in Section 4.5(a).

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Arcturus, on the one hand, or Alcobra, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Arcturus or any of its Affiliates, on the one hand, or by or on behalf of Alcobra or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a)       any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries;

(b)       any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole (other than (i) the Potentially Transferrable Assets Dispositions and (ii) any lease, exchange, transfer, license, disposition, partnership, or collaboration involving less than substantially all of the assets of Arcturus pursuant to a collaboration agreement, partnership agreement or similar arrangement); or

(c)       any tender offer or exchange offer, that if consummated would result in any Person beneficially owning 20% or more of the outstanding equity securities of a Party or any of its Subsidiaries.

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“Affiliates” has the meaning for such term as used in Rule 145 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble as it may be amended from time to time.

“Alcobra” has the meaning set forth in the Preamble.

“Alcobra 401(k) Plan” has the meaning set forth in Section 5.7(d).

“Alcobra 409A Plan” has the meaning set forth in Section 3.15(n).

“Alcobra Affiliate” means any Person that is or has been in the six year period ending with the Closing Date under common control with Alcobra within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder, or Sections 4001(a)(14) or 4001(b)(1) of ERISA, and the regulations issued thereunder.

“Alcobra Associate” means any current or former employee, independent contractor, officer or director of Alcobra, any of its Subsidiaries or any Affiliate of Alcobra.

“Alcobra Audited Financial Statements” means the audited consolidated financial statements included in Alcobra’s Report on Form 20-F filed with the SEC for the period ended December 31, 2016.

“Alcobra Board Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Alcobra Board of Directors” means the board of directors of Alcobra.

“Alcobra Board Recommendation” has the meaning set forth in Section 5.3(b).

“Alcobra Capital Stock” means Alcobra Ordinary Shares.

“Alcobra Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Alcobra, on behalf of Alcobra and not in his or her personal capacity, certifying Alcobra Net Cash as of the Anticipated Closing Date.

“Alcobra Contract” means any Contract: (a) to which Alcobra or any Alcobra Subsidiary is a Party; or (b) by which Alcobra or any Alcobra Subsidiary or any Alcobra IP Rights or any other asset of Alcobra or its Subsidiaries is bound or under which Alcobra or any Alcobra Subsidiary has any obligation.

“Alcobra Disclosure Schedule” has the meaning set forth in Article 3.

“Alcobra Director Resignees” has the meaning set forth in Section 5.14.

“Alcobra Employee(s)” has the meaning set forth in Section 3.15(a).

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“Alcobra Employee Plan” has the meaning set forth in Section 3.15(c).

“Alcobra Foreign Plan” has the meaning set forth in Section 3.15(c).

“Alcobra IP Rights” means all Intellectual Property owned, licensed or controlled by Alcobra that is necessary or used in the business of Alcobra as presently conducted or as presently proposed to be conducted).

“Alcobra IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Alcobra IP Rights.

“Alcobra Leases” has the meaning set forth in Section 3.8.

“Alcobra Letter of Intent” has the meaning set forth in the Recitals.

“Alcobra Lock-up Signatories” means each of the directors and officers of Alcobra.

“Alcobra Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Alcobra Material Adverse Effect, is or would reasonably be expected to be materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Alcobra and its Subsidiaries taken as a whole; or (b) the ability of Alcobra to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) an Alcobra Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Alcobra relating to the Alcobra IP Rights; (ii) conditions generally affecting the industries in which Alcobra and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Alcobra and its Subsidiaries taken as a whole; (iii) any failure of Alcobra or any Alcobra Subsidiary to meet internal projections or forecast, third-party revenue or earnings predictions or any change in the price or trading volume of Alcobra Ordinary Shares (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute an Alcobra Material Adverse Effect and may be taken into account in determining whether an Alcobra Material Adverse Effect has occurred); (iv) the Potentially Transferrable Assets Dispositions; (v) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (vii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Alcobra Material Contract” has the meaning set forth in Section 3.10(a).

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“Alcobra Net Cash” means (a) the sum of Alcobra’s cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible), and deposits (to the extent refundable to Alcobra), in each case as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Alcobra Audited Financial Statements and the Alcobra Unaudited Interim Balance Sheet, minus (b) the sum of Alcobra’s short and long term Liabilities, including accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Alcobra Audited Financial Statements and the Alcobra Unaudited Interim Balance Sheet, minus (c) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due to any current or former employee, director or independent contractor of Alcobra, or any other third party, minus (d) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of Alcobra as of the Closing Date, minus (e) the cash cost of any other Terminated Alcobra Associate Payment not set forth in clauses (c) or (d), minus (f) all payroll, employment or other withholding Taxes incurred by Alcobra and any Alcobra Associate (to the extent paid or to be paid by Alcobra on the behalf of such Alcobra Associate) in connection with any payment amounts set forth in clauses (c), (d) or (e) and the exercise of any Alcobra Option on or prior to the Effective Time, minus (g) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Alcobra is liable incurred by Alcobra in connection with this Agreement and the Contemplated Transactions or otherwise, minus (h) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Legal Proceeding against Alcobra or Merger Sub, minus (i) the expected cost and expenses of the aggregate Liability of Alcobra Liabilities arising from existing Legal Proceedings, minus (j) any unpaid amounts payable by Alcobra in satisfaction of its obligations under Section 5.7 with respect to expenses incurred in connection with the “tail” policy for the D&O Indemnified Parties, plus (k) prepaid expenses and expenses paid, or liabilities incurred, prior to Closing, that are approved in writing payable by Alcobra in excess of its obligations under Section 5.8, minus (l) notice payments, fines or other payments to be made by Alcobra in order to terminate any existing agreement to which Alcobra is a party, minus (m) payments up to the unpaid deductible amount under Alcobra’s D&O insurance in connection with Legal Proceedings in effect as of the date of this Agreement or initiated following the date of this Agreement and before the Closing assumed by the insurer or expected to be assumed by the insurer, plus (n) amounts committed to in writing by an insurer to reimburse Alcobra for its fees and expenses in connection with shareholder activism with respect to Liabilities not included in clause (b).

“Alcobra Options” means options to purchase Alcobra Ordinary Shares issued or granted by Alcobra.

“Alcobra Ordinary Shares” has the meaning set forth in Section 3.4(a).

“Alcobra Outstanding Shares Certificate” has the meaning set forth in Section 1.12(a).

“Alcobra Permits” has the meaning set forth in Section 3.12(b).

“Alcobra Product Candidates” shall have the meaning set forth in Section 3.12(d).

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“Alcobra Registered IP” means all Alcobra IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Alcobra Regulatory Permits” has the meaning set forth in Section 3.12(d).

“Alcobra SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Alcobra Service Providers” has the meaning set forth in Section 3.15(c).

“Alcobra Shareholder” means each holder of Alcobra Capital Stock as determined immediately prior to the Effective Time, and “Alcobra Shareholders” means all Alcobra Shareholders.

“Alcobra Shareholder Matters” has the meaning set forth in Section 5.3(a).

“Alcobra Shareholders’ Meeting” has the meaning set forth in Section 5.3(a).

“Alcobra Shareholders’ Meeting Notice” has the meaning set forth in Section 5.1(a).

“Alcobra Subsidiaries” has the meaning set forth in Section 3.1(a).

“Alcobra Termination Fee” has the meaning set forth in Section 9.3(b)(ii).

“Alcobra Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Alcobra included in Alcobra’s Report on Form 6-K filed with the SEC for the period ended June 30, 2017.

“Allocation Certificate” has the meaning set forth in Section 1.12(b).

“Anticipated Closing Date” has the meaning set forth in Section 1.6(a).

“Anti-Corruption/AML Laws” mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the U.S. Domestic Bribery Statute (18 U.S.C. Section 201), the U.S. Travel Act (18 U.S.C. Section 1952), the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, the USA PATRIOT Act, and other anti-bribery, anti-corruption, anti-kickback, anti-money laundering, anti-terrorist financing, anti-fraud, anti-embezzlement, or conflict of interest Laws in all of the jurisdictions in which the Acquired Corporations have operations, including the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Arcturus” has the meaning set forth in the Preamble.

“Arcturus 409A Plan” has the meaning set forth in Section 2.14(k).

“Arcturus Affiliate” means any Person that is or has been in the six year period ending with the Closing Date under common control with Arcturus within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder, or Sections 4001(a)(14) or 4001(b)(1) of ERISA, and the regulations issued thereunder.

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“Arcturus Associate” means any current or former employee, independent contractor, officer or director of Arcturus, any of its Subsidiaries or any Affiliate of Arcturus.

“Arcturus Audited Financials” has the meaning set forth in Section 2.5(a).

“Arcturus Board Adverse Recommendation Change” has the meaning set forth in Section 5.2(c).

“Arcturus Board of Directors” means the board of directors of Arcturus.

“Arcturus Board Recommendation” has the meaning set forth in Section 5.2(c).

“Arcturus Capital Stock” means the Arcturus Common Stock and the Arcturus Preferred Stock.

“Arcturus Closing Financial Certificate” means a certificate executed by the Chief Financial Officer (or principal accounting officer) of the Arcturus, on behalf of Arcturus and not in his or her personal capacity, certifying Arcturus Net Cash as of the Anticipated Closing Date.

“Arcturus Common Stock” has the meaning set forth in Section 2.4(a).

“Arcturus Contract” means any Contract: (a) to which Arcturus is a Party; or (b) by which Arcturus or any Arcturus IP Rights or any other asset of Arcturus or its Subsidiaries is bound or under which Arcturus has any obligation.

“Arcturus Convertible Notes” means the outstanding notes convertible into shares of Arcturus Common Stock set forth on Section 2.4(c) of the Arcturus Disclosure Schedule.

“Arcturus Designees” has the meaning set forth in Section 5.14.

“Arcturus Disclosure Schedule” has the meaning set forth in Article 2.

“Arcturus Employee Plan” has the meaning set forth in Section 2.14(a).

“Arcturus Financials” has the meaning set forth in Section 2.5(a).

“Arcturus IP Rights” means all Intellectual Property owned, licensed or controlled by Arcturus that is necessary or used in the business of Arcturus and its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Arcturus IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Arcturus IP Rights.

“Arcturus Leases” has the meaning set forth in Section 2.8.

“Arcturus Lock-up Signatories” means (a) each of the directors and officers of Arcturus.

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“Arcturus Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Arcturus Material Adverse Effect, is or would reasonably be expected to be materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Arcturus and its Subsidiaries taken as a whole; or (b) the ability of Arcturus to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) an Arcturus Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Arcturus relating to the Arcturus IP Rights; (ii) conditions generally affecting the industries in which Arcturus and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Arcturus and its Subsidiaries taken as a whole; (iii) any failure by Arcturus to meet internal projections or forecasts on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or forecasts may constitute an Arcturus Material Adverse Effect and may be taken into account in determining whether an Arcturus Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Arcturus Material Contract(s)” has the meaning set forth in Section 2.10(a).

“Arcturus Net Cash” means (a) the sum of Arcturus’ cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible), and deposits (to the extent refundable to Arcturus), in each case as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Arcturus Financials, minus (b) the sum of Arcturus’ short and long term Liabilities, excluding any Liabilities as a result of deferred or unearned revenues, and including accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Arcturus Financials.

“Arcturus Options” means options to purchase shares of Arcturus Common Stock issued or granted by Arcturus.

“Arcturus Permits” has the meaning set forth in Section 2.12(b).

“Arcturus Preferred Stock” has the meaning set forth in Section 2.4(a).

“Arcturus Product Candidates” has the meaning set forth in Section 2.12(d).

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“Arcturus Registered IP” means all Arcturus IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Arcturus Regulatory Permits” has the meaning set forth in Section 2.12(d).

“Arcturus Stock Certificate” has the meaning set forth in Section 1.7.

“Arcturus Stockholder” means each holder of Arcturus Capital Stock as determined immediately prior to the Effective Time, and “Arcturus Stockholders” means all Arcturus Stockholders.

“Arcturus Stockholder Matters” has the meaning set forth in Section 5.2(b).

“Arcturus Stockholder Support Agreements” has the meaning set forth in the Recitals.

“Arcturus Stockholder Written Consent(s)” has the meaning set forth in Section 2.2(b).

“Arcturus Termination Fee” has the meaning set forth in Section 9.3(b)(i).

“Arcturus Unaudited Interim Balance Sheet” shall mean the unaudited balance sheet and statement of operations of Arcturus as of June 30, 2017, provided to Alcobra prior to the date of this Agreement.

“Arcturus Warrants” means the outstanding warrants to purchase Arcturus Capital Stock set forth in Section 2.4(a) of the Arcturus Disclosure Schedule.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CCC” means the California Corporations Code, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 3.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I, Subtitle B of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Companies Law” means the Israeli Companies Law – 5759-1999 and the regulations promulgated thereunder.

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“Confidentiality Agreement” means the Confidentiality Agreement, dated June 23, 2017, between Arcturus and Alcobra.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Preferred Stock Conversion, the Warrant Exercise, the Convertible Notes Conversion, the Reverse Split, and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Convertible Notes Conversion” has the meaning set forth in Section 1.5(g).

“D&O Indemnified Parties” has the meaning set forth in Section 5.8(a).

“Delivering Party” has the meaning set forth in Section 1.6(a).

“Determination Date” has the meaning set forth in Section 1.6(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dispute Notice” has the meaning set forth in Section 1.6(b).

“Dissenting Shares” has the meaning set forth in Section 1.9(a).

“Dissenting Stockholder” has the meaning set forth in Section 1.9(a).

“Drug Regulatory Agency” has the meaning set forth in Section 2.12(c).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or Entity, and each of its successors.

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“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.8(a).

“Exchange Fund” has the meaning set forth in Section 1.8(a).

“Exchange Ratio” means (i) (Arcturus Equity Value ÷ Arcturus Outstanding Shares) ÷ (Alcobra Equity Value ÷ Alcobra Outstanding Shares), subject to adjustment to reflect the Reverse Split (with such ratio being calculated to the nearest 1/10,000 of a share); except that if, as of the Determination Date, either or both of (a) Alcobra Net Cash is greater than $36,750,000 or less than $33,250,000 and (b) Arcturus Net Cash is greater than $6,750,000 or less than $3,250,000, then “Exchange Ratio” shall instead mean the quotient obtained by dividing (A÷C) ÷ (B÷D), where:

•	A = (i) if the Arcturus Net Cash is greater than $6,750,000 or less than $3,250,000, (x) the Arcturus Net Cash minus $5,000,000 plus (y) Arcturus Equity Value, or (ii) if the Arcturus Cash is equal to or greater than $3,250,000 and equal to or less than $6,750,000, the Arcturus Equity Value;

•	B = (i) if the Alcobra Net Cash is greater than $36,750,000 or less than $33,250,000, (x) the Alcobra Net Cash minus $35,000,000 plus (y) Alcobra Equity Value, or (ii) if the Alcobra Cash is equal to or greater than $33,250,000 and equal to or less than $36,750,000, the Alcobra Equity Value;

•	C = Arcturus Outstanding Shares; and
•	D = Alcobra Outstanding Shares, subject to adjustment to reflect the Reverse Split.

Notwithstanding the foregoing, the Exchange Ratio shall not be reduced below the Exchange Ratio needed to maintain the Arcturus Equity Value Percentage at 55%.

“Arcturus Equity Value” means $70,000,000.

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“Arcturus Equity Value Percentage” means the (x) Arcturus Equity Value divided by (y) the sum of the Arcturus Equity Value plus the Alcobra Equity Value, expressed as a percentage.

“Arcturus Outstanding Shares” means the total number of shares of Arcturus Common Stock outstanding immediately prior to the Effective Time expressed on an as-converted to Arcturus Common Stock basis and assuming, without limitation or duplication, (a) such number of Arcturus shares of Common Stock underlying Arcturus Convertible Notes and Arcturus Warrants that will be converted immediately prior to the Effective Time, as applicable, (b) the effectiveness of the Preferred Stock Conversion, and (c) the issuance of shares of Arcturus Common Stock with respect to the Arcturus Options, calculated using the treasury stock method.

“Alcobra Equity Value” means $46,670,000.

“Alcobra Outstanding Shares” means, subject to Section 1.5(f) (that addresses, among other things, the possibility to effect a Reverse Split), the total number of Alcobra Ordinary Shares outstanding immediately prior to the Effective Time assuming, without limitation or duplication, the exercise of each Alcobra Option outstanding as of the Effective Time, solely to the extent such Alcobra Option will not be canceled pursuant to Section 5.7 at the Effective Time or exercised prior thereto, using the treasury stock method.

“Existing Alcobra D&O Policies” has the meaning set forth in Section 3.17(b).

“Existing Arcturus D&O Policies” has the meaning set forth in Section 2.16(b).

“FDA” has the meaning set forth in Section 2.12(c).

“FDCA” has the meaning set forth in Section 2.12(c).

“Former Alcobra Associates” has the meaning set forth in Section 5.7(c).

“GAAP” has the meaning set forth in Section 2.5(a).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including NASDAQ and the Financial Industry Regulatory Authority).

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“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“IIA” shall have the meaning set forth in Section 3.13.

“Information Statement” shall have the meaning set forth in Section 5.2(a).

“Information Statement Mailing Date” means the date on which the mailing of the Information Statement to the Arcturus Stockholders first commences.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“Investment Center” shall have the meaning set forth in Section 3.13.

“Investor Agreements” shall have the meaning set forth in Section 5.17.

“Israeli Employee” shall have the meaning set forth in Section 3.15(z)

“Israeli Service Provider” shall have the meaning set forth in Section 3.15(z).

“IRS” means the United States Internal Revenue Service.

“ITO” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such Knowledge is imputed has Knowledge of such fact or other matter.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

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“Liability” has the meaning set forth in Section 2.11.

“Lock-up Agreements” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Capital Stock” has the meaning set forth in Section 3.4(e).

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or a “multiple employer welfare arrangement,” within the meaning of Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“NASDAQ” means The NASDAQ Stock Market.

“Nasdaq Listing Application” has the meaning set forth in Section 5.11.

“Net Cash Schedule” has the meaning set forth in Section 1.6(a).

“Net Cash Calculation” has the meaning set forth in Section 1.6(a).

“NIS” means New Israeli Shekel.

“Notice Period” has the meaning set forth in Section 5.2(d).

“Ordinary Course of Business” means, in the case of each of Arcturus and Alcobra and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party pursuant to Section 4.1(c)(i); provided, however, that during the Pre-Closing Period, (a) the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions, and (b) the Ordinary Course of Business for Arcturus shall also include (i) actions undertaken in connection with preparing to become a SEC reporting company listed on the NASDAQ Global Market and (ii) actions required to engage with one or more third parties regarding a potential lease, exchange, transfer, license, disposition, partnership, or collaboration involving less than substantially all of the assets of Arcturus pursuant to a collaboration agreement, partnership agreement or similar arrangement, and, (c) without limiting the provisions of Section 4.6 (including the requirement for consent from Arcturus as set forth therein), the Ordinary Course of Business of Alcobra shall also include actions required to effect the Potentially Transferrable Assets Dispositions.

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“Ordinary Shares” means ordinary shares of Alcobra, NIS 0.01 par value per share.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Party” or “Parties” means Arcturus, Merger Sub and Alcobra.

“Person” means any individual, Entity or Governmental Body.

“Personal Information” has the meaning set forth in Section 3.9(i).

“PHSA” has the meaning set forth in Section 2.12(c).

“Potentially Transferrable Asset Disposition” and “Potentially Transferrable Assets Dispositions” have the meanings set forth in Section 4.6.

“Potentially Transferrable Assets” mean all assets and rights with respect to and arising out of Alcobra’s ADAIR and MDX product candidates.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Preferred Stock Conversion” has the meaning set forth in Section 7.4.

“Previously Terminated Alcobra Associate” means an Alcobra Associate whose employment or service with Alcobra, any of its Subsidiaries, or any Alcobra Affiliate terminated prior to the date of this Agreement.

“Protected Employees” has the meaning set forth in Section 5.7(a).

“Proxy Statement” means the proxy statement to be filed with the SEC and addressed to the Alcobra Shareholders in connection with the approval of the Alcobra Shareholder Matters and in connection with the Alcobra Shareholders’ Meeting.

“Proxy Statement and Information Statement Expenses” has the meaning set forth in Section 9.3(c).

“Receiving Party” has the meaning set forth in Section 1.6(b).

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Alcobra Shareholder Vote” has the meaning set forth in Section 3.2(b).

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“Required Arcturus Stockholder Vote” has the meaning set forth in Section 2.2(b).

“Required Merger Sub Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Response Date” has the meaning set forth in Section 1.6(b).

“Reverse Split” means a reverse stock split of all outstanding Alcobra Ordinary Shares at a reverse stock split ratio in the range mutually agreed to by Alcobra and Arcturus which shall be no less than 3:1 or more than 7:1 and to be agreed upon by the Alcobra Board of Directors.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Section 14 Arrangement” has the meaning set forth in Section 3.15(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder” shall mean each shareholder of Arcturus, and “Shareholders” shall mean all shareholders of Arcturus, in each case as determined immediately prior to the Effective Time.

“Shareholder Litigation” has the meaning set forth in Section 5.19.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes).

“Subsidiary” means an Entity of which another Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Alcobra Board of Directors or the Arcturus Board of Directors, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the Alcobra Shareholders or the Arcturus Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (B) if the consummation of such transaction is contingent on any such financing being obtained.

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“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Terminated Alcobra Associate Payments” has the meaning set forth in Section 5.7(c).

“Terminated Alcobra Associates” has the meaning set forth in Section 5.7(a).

“Termination Permits” has the meaning set forth in Section 5.7(a).

“Third-Party Expenses” shall have the meaning set forth in Section 9.3(c).

“Transfer Taxes” shall have the meaning set forth in Section 5.12(c).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“VAT” shall have the meaning set forth in Section 3.14(z).

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Warrant Exercise” has the meaning set forth in Section 1.5(a)(ii)

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EXHIBIT B

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is made as of September 27, 2017, by and between Arcturus Therapeutics, Inc., a Delaware corporation (“Arcturus”) and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.0001 per share (“Common Stock”), of Arcturus, the holder of the number of shares of Series SSP Preferred Stock, par value $0.0001 per share (“Series SSP Stock”), and/or the holder of the number of shares of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock” and, together with Series SSP Preferred Stock , “Preferred Stock”), of Arcturus set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Common Stock and Preferred Stock of Arcturus that are hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, Arcturus, Aleph MergerSub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alcobra Ltd. (“Merger Sub”, “Alcobra”, respectively), and Alcobra propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into Arcturus, with Arcturus continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Alcobra has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Arcturus’s Common Stock and Preferred Stock (the “Arcturus Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Arcturus Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Stockholder’s Subject Shares (a) in favor of (A) adopting the Merger Agreement, and approving the Merger, the Preferred Stock Conversion, the Convertible Notes Conversion, the Warrant Conversion, and the other actions contemplated by the Merger Agreement; (B) acknowledging that the approval given thereby is irrevocable and that the Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL or Chapter 13 of the CCC, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL or Chapter 13 of the CCC; (C) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL or the CCC; (D) approving any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (E) any other matters necessary to consummate the Contemplated Transactions that are considered and voted upon by the Arcturus Stockholders; and (b) against any Acquisition Proposal. The Stockholder shall retain at all times the right to vote the Stockholder’s Subject Shares in Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Arcturus Stockholders provided they don’t adversely impact the matters set forth in this Section 1.1.

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1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by Legal Requirements or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Notwithstanding the foregoing, (i) the Stockholder may (A) make transfers of the Subject Shares as charitable gifts or donations, (B) make transfers or dispositions of the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder, (C) make transfers or dispositions of the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder, (D) make transfers of the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder, (E) make transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (F) make transfers or dispositions not involving a change in beneficial ownership, and (G) if the Stockholder is a trust, make transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary; provided that, in each case, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Arcturus with a copy of such agreement promptly upon consummation of any such Transfer and (ii) the Stockholder may take all actions reasonably necessary to consummate the Contemplated Transactions, including effecting the Preferred Stock Conversion, the Convertible Notes Conversion and the Warrant Conversion. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

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1.3. No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, the Stockholder hereby expressly (a) waives, to the extent permitted under applicable Legal Requirements, the applicability of the provisions for dissenters’ or appraisal rights set forth in Section 262 of the DGCL (or any other similar applicable state Legal Requirement), with respect to any Subject Shares, (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Arcturus Board of Directors, breaches any fiduciary duty of the Arcturus Board of Directors or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Arcturus.

1.4. Documentation and Information. The Stockholder shall permit and hereby authorizes Alcobra and Arcturus to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Alcobra or Arcturus reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Alcobra is an intended third-party beneficiary of this Section 1.4.

1.5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Arcturus as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of Arcturus Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of Arcturus Stockholders or in connection with any action sought to be taken by written consent of Arcturus Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of Arcturus Stockholders or in connection with any action sought to be taken by written consent of Arcturus Stockholders without a meeting. Arcturus agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of the Merger Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Arcturus. The Stockholder hereby affirms that the proxy set forth in this Section 1.5 is given in connection with and granted in consideration of and as an inducement to Alcobra and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.5 with respect to such Subject Shares.

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1.6. No Solicitation of Transactions. The Stockholder shall not knowingly, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate, respond to or take any action knowingly to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3 of the Merger Agreement, as applicable); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction other than a confidentiality agreement permitted under Section 4.5(b) of the Merger Agreement.

1.7. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Alcobra any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Alcobra will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Arcturus or exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Arcturus that:

2.1. Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights (the “Enforceability Exceptions”).

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture with respect to any shares of Common Stock granted to the Stockholder under an employee benefit plan of Arcturus and (d) as provided in the bylaws of Arcturus or in the Investor Agreements. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of Common Stock and Preferred Stock of Arcturus beneficially owned by the Stockholder as of the date hereof. Except pursuant to the Investor Agreements or Arcturus’ bylaws, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

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2.3. Voting Power. The Stockholder has full voting power, with respect to the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except (a) as provided in the Investor Agreements and (b) as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that Alcobra and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened in writing against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of (a) any applicable Legal Requirement or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject; or (b) any Contract to which the Stockholder is a party or is bound or to which the Stockholder’s Subject Shares are subject.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ARCTURUS

Arcturus represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Arcturus is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Arcturus’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Arcturus. Arcturus has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Arcturus and constitutes a valid and binding obligation of Arcturus enforceable against Arcturus in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile transmission or electronic mail) and shall be given, (a) if to Arcturus, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile number set forth on a signature page hereto, or to such other address, electronic mail address or facsimile number as the Stockholder may hereafter specify in writing to Arcturus.

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4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.4, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Arcturus may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve Arcturus of any of its obligations hereunder.

4.5. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the federal courts located in the State of Delaware, and appellate courts therefrom (collectively, the “Delaware Courts”); and (b) each of the parties irrevocably waives the right to trial by jury.

4.6. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

4.7. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

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4.8. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

4.9. Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

4.10. Construction.

(a)       For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)       As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c)       Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(d)       The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

4.11. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Legal Requirements to perform their respective obligations as expressly set forth under this Agreement.

4.12. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Arcturus, and not in the Stockholder’s capacity as a director, officer or employee of Arcturus or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Arcturus in the exercise of his or her fiduciary duties as a director or officer of Arcturus or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Arcturus or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

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4.13. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the board of directors of Arcturus has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of Arcturus’ organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ARCTURUS THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing
on Behalf of an Entity)

[Signature Page to Support Agreement]

EXHIBIT C

Form of Lock-Up Agreement

September 27, 2017

Ladies and Gentlemen:

The undersigned (the “Shareholder”) understands that: (i) Alcobra Ltd., an Israeli company (“Alcobra”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017 (the “Merger Agreement”), with Arcturus Therapeutics, Inc., a Delaware corporation (“Arcturus”) and Aleph MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Alcobra (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Arcturus (the “Merger”) and the separate corporate existence of Merger Sub will cease and Arcturus will continue as the surviving corporation and (ii) in connection with the Merger, stockholders of Arcturus will receive shares of Alcobra Ordinary Shares (the “Merger Shares”). Capitalized terms used but not otherwise defined in this letter agreement will have the meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of Arcturus and Alcobra to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby agrees that the Shareholder will not, subject to the exceptions set forth in this letter agreement, without the prior written consent of Alcobra and during the period commencing at the Effective Time and ending 180 days after the Closing Date (the “Restricted Period”), directly or indirectly (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Alcobra Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Alcobra Ordinary Shares, whether now owned or hereinafter acquired, including without limitation, Alcobra Ordinary Shares or such other securities which may be deemed to be beneficially owned by the Shareholder in accordance with the rules and regulations of the Securities and Exchange Commission and securities of Arcturus which may be issued upon exercise of a stock option or warrant (collectively, the “Shareholder’s Shares”), (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Alcobra Ordinary Shares or such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Alcobra Ordinary Shares or such other securities, in cash or otherwise, in each case other than (i) transfers of the Shareholder’s Shares as charitable gifts or donations, (ii) transfers or dispositions of the Shareholder’s Shares to any trust for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder, (iii) transfers or dispositions of the Shareholder’s Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Shareholder, (iv) transfers of the Shareholder’s Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of the Shareholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Shareholder, (v) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (vi) transfers or dispositions not involving a change in beneficial ownership, and (vii) if the Shareholder is a trust, transfers or dispositions to any beneficiary of the Shareholder or the estate of any such beneficiary; provided that, in each case, the transferee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Shareholder or the transferee provides Arcturus with a copy of such agreement promptly upon consummation of any such Transfer; and provided, further, that in each case, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period) and any such transfer or distribution shall not involve a disposition for value. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

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Notwithstanding the restrictions imposed by this letter agreement, the Shareholder may (a) exercise an option (including a net or cashless exercise of an option) to purchase shares of Alcobra Ordinary Shares, and transfer shares of Alcobra Ordinary Shares to Arcturus to cover tax withholding obligations of the Shareholder in connection with any such option exercise, provided that the underlying shares of Alcobra Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Alcobra Ordinary Shares, provided that such plan does not provide for any transfers of Alcobra Ordinary Shares during the Restricted Period, and (c) transfer or dispose of shares of Alcobra Ordinary Shares acquired on the open market following the Closing Date, provided that, with respect to (a) above, any filing under the Exchange Act, if required, shall include a footnote disclosure explaining that such exercise and sale was to cover tax withholding obligations of such Shareholder, and with respect to (b) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such a plan, provided that reasonable notice shall be provided to Arcturus prior to any such filing, and provided further that, for the avoidance of doubt, the underlying shares of Alcobra Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement).

An attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the stock transfer books of Alcobra. In order to ensure compliance with the restrictions referred to herein, the Shareholder agrees that Alcobra may issue appropriate “stop transfer” certificates or instructions. Alcobra may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shareholder’s Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Shareholder hereby represents and warrants that the Shareholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Shareholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Shareholder.

Upon the release of any of the Shareholder’s Shares from this letter agreement, Alcobra will cooperate with the Shareholder to facilitate the timely preparation and delivery of certificates representing the Shareholder’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

The Shareholder understands that each of Alcobra and Arcturus is relying upon this letter agreement in proceeding toward consummation of the Merger. The Shareholder further understands that this letter agreement is irrevocable and is binding upon the Shareholder’s heirs, legal representatives, successors and assigns.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

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The Shareholder understands that if the Merger Agreement is terminated in accordance with its terms, the Shareholder will be released from all obligations under this letter agreement.

This letter agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

[Signature Page Follows]

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Very truly yours,

Print Name of
Shareholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

[Signature Page to Lock-up Agreement]

Acknowledged and accepted:

By:

Name:

Title:

[Signature Page to Lock-up Agreement]

EXHIBIT D

DECLARATION OF STATUS FOR ISRAELI INCOME TAX PURPOSES

You are receiving this form as a holder of shares (the “Shares”) of Arcturus Therapeutics, Inc. (“Company”), in connection with the merger of the Company with a wholly-owned subsidiary of Alcobra Ltd. (“Merger Sub” and “Parent”, respectively), pursuant to the terms and conditions of that certain Agreement and Plan of Merger and Reorganization dated September 27, 2017 by and among the Company, Parent and Merger Sub (the “Agreement”). By completing this form in a manner that would substantiate your eligibility for an exemption from Israeli withholding tax, you will allow Parent or its authorized representatives to exempt the payment of shares in exchange for your Shares from Israeli withholding tax.

This form is relevant only if you certify that you are NOT a “resident of Israel” (as defined under Section 1 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”) (See Section II of the Instructions) for purposes of the Ordinance.

PART I	Identification and details of Shareholder (see instructions)

1. Name:	2. Type of Shareholder (more than one box may be applicable):

(please print full name)	☐ Corporation (or Limited Liability Company) ☐ Individual ☐ Trust ☐ Partnership ☐ Other: _________________

3. For individuals only:	4. For all other Shareholders:

Date of birth: ______/_____/______ month / day / year	Country of incorporation or organization:

Country of residence:	Registration number of corporation (if applicable):

Countries of citizenship (name all citizenships):

Taxpayer Identification or Social Security No. (if applicable):	Country of residence:

5. Permanent Address (state, city, zip or postal code, street, house number, apartment number):

6. Mailing Address (if different from above):	7. Contact Details: Name:______________ Capacity:_______________ Telephone Number (country code, area code and number):

PART II	Declaration by Non-Israeli Residents (see instructions)

A. To be completed only by Individuals. I hereby declare that: (if the statement is correct, mark X in the following boxes)

A.1☐     I am NOT and at the date of purchase of my Shares was not a “resident of Israel” for tax purposes as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

•   The State of Israel is not my permanent place of residence,

•    The State of Israel is neither my place of residence nor that of my family,

•    My ordinary or permanent place of activity is NOT in the State of Israel and I do NOT have a permanent establishment in the State of Israel,

•    I do NOT engage in an occupation in the State of Israel,

•    I do NOT own a business or part of a business in the State of Israel,

•    I am NOT insured by the Israeli National Insurance Institution,

•    I was NOT present (nor am I planning to be present) in Israel for 183 days or more during this tax year,

•    I was NOT present (nor am I planning to be present) in Israel for 30 days or more during this tax year, and the total period of my presence in Israel during this tax year and the two previous tax years is less than 425 days in total;

B. To be completed by Corporations (except Partnerships and Trusts). I hereby declare that: (if correct, mark X in the following boxes)

B.1 ☐    The corporation is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

•   The corporation is NOT registered with the Registrar of Companies in Israel,

•   The corporation is NOT registered with the Registrar of “Amutot” (non-profit organizations) in Israel,

•   The control of the corporation is NOT located in Israel,

•   The management of the corporation is NOT located in Israel,

•   The corporation does NOT have a permanent establishment in Israel, and

•   No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25% or more of any “means of control” in the corporation as specified below:

o   The right to participate in profits;

o   The right to appoint a director;

o   The right to vote;

o   The right to share in the assets of the corporation at the time of its liquidation; and

o   The right to direct the manner of exercising one of the rights specified above.

C. To be completed by Partnerships. I hereby declare that: (if correct, mark X in the following boxes)

C.1 ☐    The partnership is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

•   The partnership is NOT registered with the Registrar of Partnerships in Israel,

•   The control of the partnership is NOT located in Israel,

•   The management of the partnership is NOT located in Israel,

•   The partnership does NOT have a permanent establishment in Israel,

•   NO Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25% or more of the rights in the partnership, and

•   NO partner in the partnership is an Israeli resident.

D. To be completed by Trusts. I hereby declare that: (if correct, mark X in the following box)

D.1 ☐   The trust is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

•   The trust is NOT registered in Israel,

•   The settlor of the trust is NOT an Israeli resident,

•   The beneficiaries of the trust are NOT Israeli residents, and

•   The trustee of the trust is NOT an Israeli resident;

D.2 ☐   The trust acquired the Shares on or after the public offering of the Company on the FSE (i.e., on or after February 28, 2000).

PART III	Certification. By signing this form, I also declare that:

•   I understood this form and completed it correctly and pursuant to the instructions.

•   I provided accurate, full and complete details in this form.

•   I am aware that providing false details constitutes criminal offense.

•   I am aware that this form may be provided to the Israeli Tax Authority, in case the Israeli Tax Authority so requests, for purposes of audit or otherwise.

•   I understand that the instructions to this form constitute an integral part thereof.

SIGN HERE „

	Signature of Shareholder (or individual authorized to sign on your behalf)	Date	Capacity in which acting

Appendix A

INSTRUCTIONS
Forming Part of the Declaration of Status for Israeli Income Tax Purposes

I.       General Instructions. This Declaration Form (Declaration of Status for Israeli Income Tax Purposes), or this Form, should be completed by holders of Shares, and who are NOT “residents of Israel” for purposes of the Ordinance (See Instruction II below).

Part I (Identification and details of Shareholder). You should complete Item 1, 2 and 5 through 9 and either (i) Item 3, if you are an individual, or (ii) Item 4, if you are a corporation (or limited liability company), trust, partnership or other entity.

Part II (Declaration by Non-Israeli Shareholder). If you are NOT an Israeli resident you should complete either Section A (for Individuals), Section B (for Corporations), Section C (for Partnerships) or Section D (for Trusts). If you do not mark a box you will be deemed to answer that the corresponding item is not correct with respect to you.

Part III (Certification). By signing this Form, you also make the statements in Part III.

Inadequate Space. If the space provided on this Form is inadequate, you should insert such details on a separate signed schedule and attached to this Form.

Determination of Validity. All questions as to the validity, form or eligibility (including time of receipt) of this Form will be, subject to applicable law, determined by Parent. None of Parent, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in any Form or incur any liability for failure to give any such notification.

Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to Arcturus Therapeutics, Inc. at the address or telephone numbers set forth on Section 10.8 of the Agreement.

The method of delivery of this Form is at your option and risk, and the delivery will be deemed made only when actually received by the Arcturus Therapeutics, Inc. If delivery is by mail, registered mail with return receipt requested, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent Forms will be accepted.

II.       Definition of Resident of Israel for Israeli Tax Purposes

Section 1 of the Ordinance defines a “resident of Israel” or a “resident” as follows:

“(A) with respect to an individual - a person whose center of vital interests is in Israel; for this purpose the following provisions will apply:

(1)       in order to determine the center of vital interests of an individual, account will be taken of the individual’s family, economic and social connections, including, among others:

(a)    place of permanent home;

(b)    place of residential dwelling of the individual and the individual’s immediate family;

(c)    place of the individual’s regular or permanent occupation or the place of his permanent employment;

(d)    place of the individual’s active and substantial economic interests;

(e)    place of the individual’s activities in organizations, associations and other institutions;

(2)          the center of vital interests of an individual will be presumed to be in Israel:

(a)    if the individual was present in Israel for 183 days or more in the tax year;

(b)    if the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous tax years is 425 days or more.

 For the purposes of this provision, “day” includes a part of a day.

(3)          the presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer;

(4)          …;

(B)          with respect to a body of persons - a body of persons which meets one of the following:

(1)    it was incorporated in Israel;

(2)    the control and management of its business are exercised in Israel; excluding a body of persons that are managed and controlled from Israel by an individual who became an Israeli resident for the first time or became a veteran returning resident,… or by someone on his behalf, and ten years has not lapsed from the date on which such individual became an Israeli resident, provided that such body of persons was not considered as an Israeli resident, even if the management and control of its business were not exercised by such individual or someone on his behalf, unless the body of persons requested otherwise.”

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